ANNUAL REPORT

/ 2024



FINANCIAL HIGHLIGHTS

(In millions except per share amounts)	2024	2023	2022
Net Sales	$ 1,903.0	$ 1,789.0	$ 1,577.7
Operating Income	$ 186.1	$ 215.3	$ 175.2
Net Income	$ 132.1	$ 105.7	$ 126.3
Diluted Net Income per share	$ 1.59	$ 1.24	$ 1.49
Non-GAAP Measures (see page 26 for definition)			
Free Cash Flow	$ 202.9	$ 148.9	$ 96.8
Adjusted Operating Income	$ 236.1	$ 216.7	$ 163.3
Adjusted Net Income	$ 168.5	$ 154.8	$ 108.8
Adjusted Diluted Net Income per share	$ 2.03	$ 1.81	$ 1.28

At Hexcel, We Value...

One Hexcel. We thrive on the contributions each person brings to the Company by valuing diversity, developing talent, fostering teamwork, and rewarding success.

Innovation. We embrace the curiosity to explore ideas, the passion to challenge the impossible, and the conviction to succeed beyond expectations.

Accountability. We are accountable – to customers, shareholders, the community, suppliers and to ourselves – for achieving superior performance by expecting excellence in everything we do.

Responsibility. We work with uncompromised integrity on behalf of our shareholders, employees and customers. We strive to be good citizens in the communities in which we live and work.



TO OUR SHAREHOLDERS:

Hexcel is renowned for its innovative material science leadership and its significant contributions to propelling the future of flight and transportation during its more than 75-year history. Over the decades, Hexcel's lightweight composite technology has become integral to the design and structures of commercial and military aircraft, with each new generation of aircraft using more lightweight composite material than the previous one. Hexcel is one of only a few companies globally that supply aerospace-grade carbon fiber composite, and with our broad and unrivaled product range, Hexcel is well positioned to serve the growing adoption of composite materials by the commercial aerospace and defense industries.

LEAP

We have the most capable team of material scientists, researchers and skilled labor in the industry.

LEAP-1B ON THE BOEING 737 MAX 8 ©HEXCEL 2018


6X
F-WAVE
6X

I am especially proud to succeed Nick Stanage, who led Hexcel with distinction for 14 years, overseeing a steady expansion of the business, focusing the company on operational excellence; and navigating Hexcel through the COVID-19 pandemic. What distinguishes Hexcel most is our material science and technology leadership, and the people at Hexcel who make that leadership possible. We have the most capable team of material scientists, researchers and skilled labor in the industry, working to innovate and develop the lightweight materials necessary to enable future generations of aircraft to achieve the next level of aerodynamic design and fuel efficiency.

DASSAULT FALCON 6X ©DASSAULT AVIATION – DROITS RÉSERVÉS



2024

STRONG OPERATIONAL PERFORMANCE

In 2024, the Hexcel team delivered strong performance in support of our customers. While the global aerospace industry at large continued to experience supply chain disruptions, Hexcel kept its focus on closely managing our supply chain and operations to ensure we met our customer commitments and returned value to our shareholders. Last year, global air traffic fully recovered to pre-pandemic levels, with the backlog of orders for major commercial aircraft OEMs hitting record levels. However, production of large commercial aircraft in 2024 was only about 70% of peak 2018 levels, indicating demand for new aircraft is expected to remain strong for a long period of time. Hexcel will benefit from greater operating leverage as production rates rise to meet the demand driven by the record backlog levels at our key customers. In the next several years, we see strong cash generation from our growing top-line, expanding margins, and subdued levels of capital expenditures as we grow our operations back into existing capacity. Additionally, our continuous improvement efforts are yielding efficiencies that are driving greater capacity from existing assets with only minimal investment.

Sales
in millions

2020	$1,502
2021	$1,325
2022	$1,578
2023	$1,789
2024	$1,903

Adjusted Operating Income
in millions

2020	$72
2021	$70
2022	$163
2023	$217
2024	$236



2024 was the safest on record for Hexcel with 14 sites that had no recordable injuries, achieving four consecutive injury-free months and ending the year with no recordable injuries in November and December. Across Hexcel, we have instilled a strong culture to continually prioritize safety and quality, and we are focused on maintaining world-class levels of safety and quality in our operations.

Hexcel delivered solid results in 2024. Our top-level financial results include $1.903 billion in sales, an increase of 6.4% over 2023, with adjusted earnings per share of $2.03 and free cash flow of $202.9 million.

In Commercial Aerospace, we saw a nearly a 12% increase in sales year-over-year as production levels on commercial programs increased. In Space and Defense, we had a 4.6% increase in sales year-over-year, driven by programs like the F-35 fighter jet and CH-53K heavy lift helicopter. With the strategic importance of composite materials for military platforms, and as the only U.S.-domiciled aerospace-grade composite manufacturer, we see strong potential for our Space and Defense business to continue to grow with demand for composite technology that meets the needs of military platforms for range, payload and stealth. We announced in October of 2024 the pending divestiture of our facility in Neumarkt, Austria, which primarily supplies products for wind energy and recreational applications that utilize third-party glass fiber. Going forward, our Industrial business will focus on automotive and other markets that require carbon fiber based, value-adding products where we can leverage Hexcel's existing aerospace capabilities and aerospace assets.



We have instilled a strong culture to continually prioritize safety and quality, and we are focused on maintaining world-class levels of safety and quality in our operations.

CH-53E GETTY IMAGES

With improved cash flow in 2024, Hexcel was able to return cash to shareholders with the repurchase of $252 million of Hexcel stock, and pay a quarterly dividend of $0.15 per share, which we increased to $0.17 per share in January 2025.

Innovation continued to thrive at Hexcel in 2024 as we expanded our product offerings. A few of the new products we launched include HexPly® M51, our new rapid-curing prepeg developed for high-rate production of structural composite parts; a new HexTow® IM9 24K fiber providing a great balance of value and mechanical performance to our family of IM fibers; HexForce® 1K low-areal weight woven reinforcement fabric that enables production of high-strength composite materials; and a new non-metallic Flex-Core® HRH-302 Mid-Temperature honeycomb product supporting a 450 degree Fahrenheit service temperature for composite parts with BMI skins.





Free Cash Flow
in millions

2020	$214
2021	$124
2022	$97
2023	$149
2024	$202.9



Adjusted Diluted EPS

2020	$0.25
2021	$0.27
2022	$1.28
2023	$1.81
2024	$2.03

In 2024, we continued to engage in partnerships with industry, educational institutions and government to collaborate on future technology applications. Two examples of this engagement last year include our long-term collaboration with Arkema on developing thermoplastic composite solutions for aerospace applications, and in the state of Utah where Hexcel joined a coalition to accelerate the development and adoption of all-electric air vehicles to advance air mobility operations in the region.

Hexcel joined a coalition to accelerate the development and adoption of all-electric air vehicles to advance air mobility operations.

Hexcel's Path for 2025 and Beyond: **Deliver, Innovate and Grow**

BOEING
777X

777-9 ©BOEING

Looking ahead, we expect 2025 to be another year of recovery for the aviation industry, even as commercial production rates rise. As we navigate this environment, our team is focused on three key strategies: Deliver, Innovate and Grow.

Deliver: Hexcel's strong focus on operational excellence will continue as we work to drive productivity and efficiency. We will maintain and further strengthen our world-class levels of quality performance and remain resolute in our commitment to delivering our products on time to our customers. Also, our commitment to safety will never waver.

Innovate: Innovation is at the core of Hexcel – we are a material science technology company, focused on creating and developing leading-edge advanced composites to provide compelling lightweighting solutions to our customers for the next generation of aerospace and defense aircraft and propulsion systems. In 2025, we will continue building on the decades of innovation at Hexcel to position the company for decades to come.

Grow: Growth will come on multiple fronts. As build rates grow for existing platforms to satisfy the record backlogs that exist, we will see strong top-line leverage and margin growth. In the medium term, we expect extensive opportunities related to business jets, regional aircraft, commercial space vehicles, eVTOLs and new defense platforms – both fixed wing and rotorcraft. Longer-term growth will come from the next generation of narrowbody planes, which we expect to require significantly more Hexcel material, as potentially both the wings and fuselages of these aircraft switch to carbon fiber composites.

Lastly, we will selectively consider inorganic growth avenues that build on our innovative material science capabilities and product lines. With our growing cash generation, we will be well positioned to take a disciplined approach to evaluating potential merger and acquisition opportunities that leverage Hexcel's capabilities and meet our thresholds for shareholder returns.

I am confident in our team's ability to meet the challenges of 2025 and the strong potential we see for Hexcel to grow over the long term. Hexcel is positioned well for the future, and we are setting the foundation to reach our 100-year anniversary.

Tom

Thomas C. Gentile III
Chairman, Chief Executive Officer & President
Hexcel Corporation

HEXCEL

BOARD OF DIRECTORS



Thomas C. Gentile III



James J. Cannon



Cynthia M. Egnotovich



Catherine A. Suever



Dr. Patricia A. Hubbard



Jeffrey C. Campbell



Guy C. Hachey



David H. Li



Nick L. Stanage



Thomas A. Gendron

Financial Overview

Table of Contents

GENERAL DEVELOPMENT OF BUSINESS

Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel", "the Company", "we", "us", or "our"), is a global leader in advanced lightweight composites technology. We propel the future of flight and transportation through excellence in advanced material lightweighting solutions that create a better world for us all. Our broad product range includes carbon fiber, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, resins, engineered core and composite structures for use in commercial aerospace, space and defense, and industrial applications.

We are a manufacturer of products within a single industry: Advanced Composites. We have two reportable segments: Composite Materials and Engineered Products. The Composite Materials segment is comprised of our carbon fiber, specialty reinforcements, resin systems, prepregs and other fiber-reinforced matrix materials, and honeycomb core product lines and pultruded profiles. The Engineered Products segment is comprised of lightweight high strength composite structures, radio frequency/electromagnetic interference ("RF/EMI") and microwave absorbing materials, engineered core and specialty machined honeycomb products with added functionality and thermoplastic additive manufacturing.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Europe, Asia Pacific, India, and Africa.

We continue to monitor developments in ongoing geopolitical issues and conflicts globally. Although we are not experiencing direct material adverse effects upon our business, the global implications of geopolitical issues and conflicts which include increased inflation, volatile energy costs, constrained raw material availability and transportation, and thus increasing costs, as well as aircraft flight restrictions are impacting the global economy and the aerospace industry in particular.

The following summaries describe the ongoing activities related to the Composite Materials and Engineered Products segments as of December 31, 2024.

Composite Materials

The Composite Materials segment manufactures and markets carbon fibers, fabrics, and specialty reinforcements, prepregs and other fiber-reinforced matrix materials, structural adhesives, honeycomb, molding compounds, tooling materials, polyurethane systems and laminates that are incorporated into many applications, including commercial and military aircraft, transportation (including automotive, marine and rail), wind turbine blades, recreational products, and other industrial applications.

The following table identifies the principal products and examples of the primary end-uses from the Composite Materials segment:

SEGMENT	PRODUCTS	PRIMARY END-USES
Composite Materials	Carbon Fibers	• Raw materials for prepregs, fabrics and specialty reinforcements • Filament winding for various aerospace, defense and industrial applications
	Fabrics, Multi-axials and Specialty Reinforcements	• Raw materials for prepregs • Composites and components used in aerospace, defense, automotive, wind energy, recreation, marine and other industrial applications
	Prepregs, Other Fiber-Reinforced Matrix Materials and Resins	• Epoxy resin systems • Composite structures • Commercial and military aircraft • Aero-engines • Rotorcraft • Satellites and launchers • Automotive, marine and rail • Wind Turbine blades • Skis, snowboards, bicycles and hockey sticks
	Structural Adhesives	• Bonding of metals, honeycomb and composite materials
	Honeycomb	• Composite structures and interiors • Impact and shock absorption systems • Rotorcraft blades • Acousti-Cap®
	Pultruded Profiles	• Tubes, rods, robotics and medical applications

Carbon Fibers: HexTow® carbon fibers are used in certain reinforcements and composite materials. Carbon fibers are also woven into carbon fabrics, used as reinforcement in conjunction with a resin matrix to produce pre-impregnated composite materials (referred to as "prepregs"). Carbon fiber is also used in filament winding to produce finished composite components. Key product applications include structural components for commercial and military aircraft and rotorcraft, jet engine fan blades and fan casings, space launch vehicles, and certain other applications such as recreational and industrial equipment.

Fabrics, Multi-axials and Specialty Reinforcements: HexForce® fabrics, multi-axials and specialty reinforcements are made from a variety of fibers, including carbon, glass, aramid and other high strength polymers, quartz, ceramic and other specialty fibers. These reinforcements are used in the production of prepregs and other matrix materials for aerospace and select industrial markets including automotive components, wind energy blades, oil exploration and production equipment, boats, surfboards, skis and other sporting goods equipment.

Prepregs: HexPly® prepregs are used in manufacturing composite laminates and monolithic structures. Prepregs are used in primary and secondary structural aerospace applications such as wing components, horizontal and vertical stabilizer components, fairings, radomes, engine fan blades and cases, engine nacelles as well as overhead storage bins and other interior components. They are also used in many of the industrial and recreational products noted above. Prepregs are manufactured by combining high-performance reinforcement fabrics or unidirectional fibers with a resin matrix to form a composite material that, when cured, has exceptional structural properties not present in either of the constituent materials individually. Prepregs are applied via hand layup, automatic tape layup and advanced fiber placement to produce finished composite components. Prepreg reinforcements include glass, carbon, aramid, quartz, ceramic and other specialty fibers. Resin matrices include bismaleimide, cyanate ester, epoxy, phenolic, polyimide and other specialty resins.

Other Fiber-Reinforced Matrix Materials: Fiber reinforced matrix developments include HexTool®, a specialized form of quasi-isotropic carbon fiber prepreg for use in the cost-effective construction of high temperature resistant composite tooling. HexFIT® film infusion material is a product that combines resin films and dry fiber reinforcements to save lay-up time in production and enables the manufacture of large contoured composite structures, such as wind turbine blades.

Resins: HexFlow® polymer matrix materials are sold in liquid and film form for use in direct process manufacturing of composite parts. Resins can be combined with fiber reinforcements in manufacturing processes such as resin transfer molding, resin film infusion or vacuum assisted resin transfer molding to support high volume production of composite components for both aerospace and industrial applications, without the need for customer investment in autoclaves.

Structural Adhesives: We manufacture and market a comprehensive range of HexBond® film and paste adhesives. These structural adhesives, which bond metal to metal and composites and honeycomb structures, are used in the aerospace industry and for select industrial applications.

Honeycomb: HexWeb® honeycomb is a lightweight, cellular structure generally composed of a sheet of nested hexagonal cells. It can also be manufactured in over-expanded and asymmetric cell configurations to meet special design requirements such as contours or complex curvatures. Honeycomb is primarily used as a lightweight core material and acts as a highly efficient energy absorber. When sandwiched between composite or metallic facing skins, honeycomb significantly increases the stiffness of the structure, while adding very little weight.

We produce honeycomb primarily from non-metallic materials though some honeycomb is produced from metallic materials. Non-metallic materials used in the manufacture of honeycomb include fiberglass, carbon fiber, thermoplastics, non-flammable aramid papers, aramid fiber and other specialty materials. Most metallic honeycomb is made from aluminum and is available in a selection of alloys, cell sizes and dimensions. We sell honeycomb as standard blocks and in slices cut from a block. Aerospace is the largest market for honeycomb products.

Our HexWeb® Acousti-Cap® sound attenuating honeycomb used in aircraft engines and nacelles provides dramatic noise reduction during takeoff and landing without a structural weight penalty. Acousti-Cap® incorporates a non-metallic, permeable cap material that is embedded into honeycomb core. In addition, we produce honeycomb for our Engineered Products segment for use in manufacturing finished parts for airframe original equipment manufacturers.

Polyspeed® Pultruded Profiles: Hexcel manufactures a wide range of pultruded sections including rods, flat sections, tubes and specific profiles that are usually made from carbon fiber but can also be made from glass, quartz, basalt or other fibers. The profile matrix is a Hexcel formulation of thermoset resin (epoxy or polyurethane). Hexcel pultruded profiles are used in a wide range of industrial applications.

The following tables identify the key customers and the major manufacturing facilities of the Composite Materials segment:

COMPOSITE MATERIALS

KEY CUSTOMERS

Aernnova	Dassault	Northrop Grumman
Airbus	Embraer	Pratt & Whitney (2)
Bell (1)	FACC	Safran
The Boeing Company	General Electric	Sikorsky (4)
Bombardier	GKN	Syensqo
CFAN	Gulfstream (3)	Spirit Aerosystems
Collins Aerospace (2)	Leonardo	Toray
CTRM Aero Composites	Lockheed Martin	RTX
Daher	Nordam	

(1) A Textron Company

(2) A RTX Company

(3) A General Dynamics Company

(4) A Lockheed Martin Company

MANUFACTURING FACILITIES

Casa Grande, Arizona	Leicester, England	Salt Lake City, Utah
Dagneux, France	Les Avenières, France	Seguin, Texas
Decatur, Alabama	Neumarkt, Austria	Stade, Germany
Duxford, England	Parla, Spain	Vert-le-Petit, France
Illescas, Spain	Roussillon, France	

Net sales for the Composite Materials segment to third-party customers were $1.531.0 million in 2024, $1,474.2 million in 2023, and $1,279.7 million in 2022, which represented about 80% of our net sales each year. Net sales for composite materials are highly dependent upon the number of commercial aircraft produced as further discussed under the captions "Significant Customers", "Markets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Engineered Products

The Engineered Products segment manufactures and markets composite structures and precision machined honeycomb parts primarily for use in the aerospace industry. Composite structures are manufactured from a variety of composite and other materials, including prepregs, honeycomb, and structural adhesives, using such manufacturing processes as autoclave processing, multi-axis numerically controlled machining, heat forming, infusion or resin transfer molding and other composite manufacturing techniques. Composite structures include HexAM® 3D printed parts, which offer significant weight cost and time-to-market reductions compared to incumbent metal or traditional composite technologies. This segment also provides advanced interference control materials, structural composites, and services; dielectric absorber foams and honeycomb; magnetic absorbers; and thermoplastics for commercial and defense applications.

The following table identifies the principal products and examples of the primary end-uses from the Engineered Products segment:

SEGMENT	PRODUCTS	PRIMARY END-USES
Engineered Products	Composite Structures	• Aircraft structures and finished aircraft components, including wing to body fairings, wing panels, flight deck panels, door liners, rotorcraft blades, spars and tip caps
	Engineered Honeycomb	• Aircraft structural sub-components and semi-finished components used in rotorcraft blades, engine nacelles, and aircraft surfaces (flaps, wings, elevators and fairings)
	RF Interference Control	• Military and aerospace applications

Net sales for the Engineered Products segment to third-party customers were $372.0 million in 2024, $314.8 million in 2023, and $298.0 million in 2022, which represented approximately 20% of our net sales each year.

The Engineered Products segment, prior to 2024, had included a 50% ownership interest in a Malaysian joint venture, Aerospace Composites Malaysia Sdn. Bhd. ("ACM") with Boeing Worldwide Operations Limited. Hexcel historically purchased certain semi-finished composite components from the joint venture and performed inspection and additional assembly work prior to direct delivery to Boeing production lines. As part of Boeing's supply chain optimization, this assembly work was transferred overseas in stages in 2020 and 2021 to other parts of the Boeing supply chain, including ACM. Under the ACM joint venture structure, 50% of ACM net income accrued to Hexcel. In December 2023, Hexcel sold its 50% interest in ACM to Boeing.

The following table identifies the key customers and the major manufacturing facilities of the Engineered Products segment:

ENGINEERED PRODUCTS

KEY CUSTOMERS	MAJOR MANUFACTURING FACILITIES
The Boeing Company	Amesbury, Massachusetts
Bell (1)	Burlington, Washington
CTRM Aero Composites	Casablanca, Morocco
General Dynamics	Kent, Washington
General Electric	Pottsville, Pennsylvania
GKN	South Windsor, Connecticut
Lockheed Martin	Welkenraedt, Belgium
Sikorsky (2)	
Spirit Aerosystems	
RTX	

(1) A Textron Company

(2) A Lockheed Martin Company

SIGNIFICANT CUSTOMERS

Approximately 40%, 39% and 38% of our 2024, 2023 and 2022 net sales, respectively, were to Airbus and its subcontractors. Of the 40% of overall sales to Airbus and its subcontractors in 2024, 37% related to Commercial Aerospace market applications and 3% related to Space & Defense market applications. Approximately 15%, 15% and 14% of our 2024, 2023 and 2022 net sales, respectively, were to Boeing and its subcontractors. Of the 15% of overall sales to Boeing and its subcontractors in 2024, 13% related to Commercial Aerospace market applications and 2% related to Space & Defense market applications.

MARKETS

Our products are sold for a broad range of end-uses where durability, strength and weight are important factors to our customers. We sell to three different markets: Commercial Aerospace, Space & Defense and Industrial.

Commercial Aerospace

The Commercial Aerospace industry is our largest user of advanced composites. Commercial Aerospace represented 63% of our 2024 net sales. Approximately 80% of these revenues can be identified as sales to Airbus, Boeing, and their subcontractors for the production of commercial aircraft. Approximately 20% of these revenues were for business jets and regional and other commercial aircraft. The economic benefits to airlines from weight savings in both fuel economy and aircraft range, combined with the design enhancement that comes from the advantages of advanced composites over traditional materials, have resulted in the aerospace industry becoming the leader in the adoption and use of these materials. While military aircraft and spacecraft have led the development and adoption of these materials, Commercial Aerospace has greater production volumes and has commercialized the use of these products. Accordingly, the demand for advanced composites structural material products is closely correlated to the demand for new commercial aircraft.

The use of advanced composites in Commercial Aerospace is primarily in the manufacture of new commercial aircraft and jet engines. These composite materials are designed to last the life of the aircraft and engine so as a result, the aftermarket for these products is minimal. The demand for new commercial aircraft is driven by two principal factors, the first of which is airline passenger traffic (the number of revenue passenger miles flown by the airlines) which affects the required size of airline fleets. Growth in passenger traffic requires growth in the size of the fleet of commercial aircraft operated by airlines worldwide.

A second factor, which is less sensitive to the general economy, is the replacement rates for existing aircraft. The rates of retirement of passenger and freight aircraft, resulting mainly from obsolescence, are determined in part by the regulatory requirements established by various civil aviation authorities worldwide as well as public concern regarding aircraft age, safety, noise, and emissions. These rates may also be affected by the desire of the various airlines to improve operating costs with higher payloads and more fuel-efficient aircraft (which in turn is influenced by the price of fuel) and by reducing maintenance expense. In addition, pressure is increasing on airlines to replace their aging fleet with more fuel efficient and quieter aircraft to be more environmentally responsible. For example, aircraft operators subject to the European Union Emissions Trading Scheme (EU-ETS) are facing high costs to purchase carbon credits for compliance, which may influence fleet replacement plans to purchase lightweight new aircraft. Additionally, the International Civil Aviation Organization (ICAO) Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA) emission reduction mandates for international aviation becomes mandatory on January 1, 2027, which may influence fleet renewal. When aircraft are retired from commercial airline fleets, they may be converted to cargo freight aircraft, used for parts, or scrapped.

An additional factor that may cause airlines to defer or cancel orders is their ability to obtain financing, including leasing, for new aircraft orders. This will be dependent both upon the financial health of the airline operators, as well as the overall availability of financing in the marketplace.

Each new generation of commercial aircraft has used increasing quantities of advanced composites, replacing metals and other materials. This follows the trend previously witnessed in military applications where composites now comprise the majority of the airframe of latest generation aircraft to enhance performance, range and payload, including the F-35 Lightning and the CH-53K heavy lift transport helicopter. Early versions of commercial jet aircraft, such as the Boeing 707, which was developed in the early 1950s, contained almost no composite materials. One of the first commercial aircraft to use a meaningful amount of composite materials, the Boeing 767 entered into service in 1983, and contains approximately 6% composite materials, primarily comprised of interior secondary composite structures. Boeing's legacy 777 aircraft, which entered service in 1995, is approximately 11% composite including composite flaps/ailerons and landing gear doors. The Airbus A380, which was first delivered in 2007, has approximately 23% composite content by weight as the tail structure was built of composites. The Boeing 777X was redesigned with composite wings and a new composite-rich engine and is more than 30% composites. Boeing's 787, which entered into service in 2011, has a content of more than 50% composite materials by weight including composite wings and fuselage. The Airbus A350 XWB ("A350") which has a composite content of 53% by weight was first delivered in December 2014.

Engines and nacelles are also an attractive market for both Hexcel Composite Materials and Engineered Products, including composite fan blades, cowlings, and nacelles. Both Airbus and Boeing introduced updated versions of their narrow body aircraft which utilize composite-rich engines and nacelles but continue to incorporate metal wings and fuselages that were designed decades ago. The Airbus A320neo had its first customer delivery in 2016 and the Boeing 737 MAX entered into service in 2017. The LEAP engines and nacelles on both the A320neo and 737 MAX are composite-rich as is the GE9X engine on the Boeing 777X.

It is expected that future aircraft platforms will offer more opportunities for composite materials than their predecessors, as the Commercial Aerospace industry continues to utilize a greater proportion of advanced composite materials with each new generation of aircraft and each new generation of engines and nacelles. We refer to this steady expansion of the use of composites in aircraft as the "secular penetration of composites" as it potentially increases our average sales per airplane over time.

The impact on Hexcel of Airbus and Boeing production rate changes is typically influenced by two factors: the mix of aircraft produced and the inventory supply chain effects of increases or reductions in aircraft production. We have products on all Airbus and Boeing planes. The shipset or dollar value of our materials varies by aircraft type and aircraft platform. Newer designed aircraft use more of our materials than older generations, and as a materials provider, larger aircraft use more composites by weight than smaller aircraft. On average, for established programs, we deliver products into the supply chain about four to six months prior to aircraft delivery, with a range between one and eighteen months depending on the product and specific aircraft platform. For aircraft that are in the development or ramp-up stage we will have sales as much as several years in advance of the aircraft entry-into-service.

Airbus and Boeing combined backlog at December 31, 2024 was 14,903 aircraft, or a 1.0% increase compared to December 31, 2023. The backlogs are at near record levels reflecting strong demand as well as continued production challenges and constraints within the commercial aerospace supply chain that has been limiting the production of new aircraft. The balance of our Other Commercial Aerospace sales is related to business jets and regional aircraft manufacture, and other commercial aircraft applications. These applications also exhibit increasing utilization of composite materials with each new generation of aircraft.

Space & Defense

The Space & Defense market represented 30% of our 2024 net sales. The Space & Defense market has historically been an innovator in the use of, and source of significant demand for, advanced composites. The aggregate demand by Space & Defense customers is primarily a function of procurement of military aircraft, rotorcraft and space craft that utilize advanced composites, including the United States, a number of Western European countries, as well as a select number of other countries globally. We are qualified to supply materials to a broad range of military aircraft, commercial helicopter and space programs, including the Lockheed Martin F-35 (Lightning), Sikorsky CH-53K (King Stallion), Bell-Boeing V-22 (Osprey) tilt rotor aircraft, Sikorsky UH-60 Black Hawk, Dassault Rafale, Airbus A400M and Embraer KC-390 military transport aircraft. The F-35, which is our largest program, represents less than 25% of revenues in this market. No other program accounts for more than 10% of our revenues in this market. The sales from these programs are dependent upon government funding. Space applications for advanced composites include solid rocket booster cases, fairings and payload doors for both government funded and commercial launch vehicles, and satellite buss and solar arrays for military and commercial satellites.

Another growth generating trend for Hexcel is the further penetration of composites in rotorcraft blades, including both new and replacement blades. The Sikorsky Black Hawk wide chord blade program was the largest blade program in 2024 and 2023. Hexcel composites are being used in prototypes of new military and civilian helicopters globally. CH-53K is a future growth program, including the composite helicopter blades and new helicopter programs in development which use Hexcel composites in prototypes. The blades include Composite Materials products such as carbon fiber, prepregs, and honeycomb core to improve blade performance. In addition, our Engineered Products segment provides specialty value added services such as machining, sub-assembly, and even full blade manufacturing for rotorcraft.

Industrial

The Industrial market represented 7% of our 2024 net sales. The revenue from this market includes automotive, a wide variety of recreational products, consumer electronics, marine, wind turbine blades and other industrial applications. Some of these applications represent emerging opportunities for our products. In developing new applications, we seek those opportunities where advanced composites technology offers significant benefits to the end user, often applications that demand highly engineered performance. This includes carbon fiber and resin formulations that we produce as well as glass fiber we purchase from third parties that we then combine with our resin formulations and weaving expertise. Within the Industrial market, automotive is the largest submarket with sales to high-end performance vehicles. The Industrial market also includes sales to major end user sub-markets, in order of size based on our 2024 sales: general industrial applications (including those sold through distributors), transportation (e.g., automobiles, mass transit and high-speed rail, and marine applications) and consumer electronics, wind energy, and recreational equipment (e.g., skis and snowboards, bicycles and hockey sticks). Historically, wind energy comprised the largest submarket within industrial as we purchase third-party glass fiber and add value with our weaving expertise and resin formulations. The financial returns on new wind energy business became unattractive to the Company as the global wind industry works through a period of turmoil in terms of inflationary cost impacts, logistics challenges, permitting delays, and stiff competition amongst multiple wind turbine manufacturers globally. We continue to produce material for wind blades at our European facility under existing contracts for a number of legacy turbines. Our participation in Industrial applications complements our commercial and military aerospace businesses, and in many instances, technology or products now used in aerospace were started in Industrial. In response to changing market dynamics, we are committed to pursuing the utilization of advanced structural material technology and introducing new innovations to support our customers where it can generate significant value and we can maintain a sustainable competitive advantage.

Further discussion of our markets, including certain risks, uncertainties, and other factors with respect to "forward-looking statements" about those markets, is contained under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations and "Forward Looking Statements."

BACKLOG

In recent years, our customers have demanded shorter order lead times and "just-in-time" delivery performance. While we have many multi-year contracts with our major aerospace customers and our largest Industrial customer, most of these contracts specify the proportion of the customers' requirements that will be supplied by us and the terms under which the sales will occur, not the specific quantities to be procured or the specific dates for delivery. Our Industrial customers, in particular, have always desired to order their requirements on as short a lead-time as possible. As a result, twelve-month order backlog is not a meaningful trend indicator for us.

RAW MATERIALS AND PRODUCTION ACTIVITIES

Our manufacturing operations are in many cases vertically integrated. One example of the benefits of our vertical integration is that it enables us to control both the carbon fiber surface structure and resin formulations to optimize their interaction and ensure excellent interfacial adhesion or bonding. We produce and internally use carbon fibers, industrial fabrics, composite materials, and composite structures as well as sell these materials to third-party customers for their use in the manufacture of their products.

We manufacture high performance carbon fiber from polyacrylonitrile precursor ("PAN"). The primary raw material for PAN is acrylonitrile. All of the PAN we produce is for internal carbon fiber production. We utilized between 60% and 65% by value of the carbon fiber we produced in both 2024 and 2023 with the remainder of our output sold to third-party customers. However, as one of the world's largest consumers of high-performance carbon fiber, we also purchase significant quantities of carbon fiber from external sources for our own use. The sources of carbon fiber we can use in any product or application are generally dictated by customer qualifications or certifications. Otherwise, we select a carbon fiber based on performance, price, and availability. With the increasing demand for carbon fiber, particularly in aerospace applications, in recent years we increased our PAN and carbon fiber capacity to serve the growing needs of our customers and our own downstream products.

In early 2023, we announced that we resumed construction of a new carbon fiber line in Decatur, AL. We had previously paused construction on this line in early 2020. This carbon fiber line is expected to be qualified to produce carbon fiber for aerospace markets in 2028. After a new production line starts operating, it can take up to a year to be certified for aerospace applications. Additionally in 2023, we completed the expansion of our Engineered Products facility in Casablanca, Morocco as we doubled the size of the facility to meet growing aerospace demand.

We formulate a variety of resin systems that are tailored to specific applications and support the process for manufacturing composite parts. The type of epoxy and curative used in the resin systems vary depending on the application being considered, including the required service temperature, mechanical performance, and rate of cure. We continually focus on innovation that will help our customers reduce their cycle time and increase their production through-put, including lower curing temperatures, faster curing times, and enhancing the flow characteristics of the resin formulations, particularly for out-of-autoclave infusion and resin transfer molding manufacturing processes.

We purchase glass yarn for our aerospace and industrial markets from a number of suppliers in the United States, Europe and Asia. We also purchase aramid and high strength fibers which are produced by only a few companies, and during periods of high demand, can be in short supply. In addition, epoxy and other specialty resins, aramid paper and aluminum specialty foils are used in the manufacture of composite products. A number of these products have only one or two sources qualified for use, so an interruption in their supply could disrupt our ability to meet our customer requirements. When entering into multi-year contracts with aerospace customers, we attempt to get back-to-back commitments from key raw material suppliers. While we are not dependent on any one supplier for the majority of our raw materials, we are highly dependent on our suppliers in order to meet commitments to our customers. We continue to work closely with our key suppliers to ensure that we are able to meet our customer commitments. While we have not experienced materially significant issues in the purchase of key raw materials, we continue to monitor the availability (including transportation) and price of raw materials on a regular basis, as well as any potential impact on our operations.

Our manufacturing activities are primarily based on "make-to-order", or "demand pull" based on customer schedules, and to a lesser extent, "make-to-forecast" production requirements. We coordinate closely with key suppliers in an effort to avoid raw material shortages and excess inventories. However, many of the key raw materials we consume are available from relatively few sources, and in many cases the cost of product qualification makes it impractical to develop multiple sources of supply. The lack of availability of these materials could under certain circumstances have a material adverse effect on our consolidated results of operations.

RESEARCH AND TECHNOLOGY: PATENTS AND KNOW-HOW

We maintain seven Research and Technology ("R&T") Centers of Excellence to support our businesses worldwide, including in the U.S., France and the United Kingdom. Through R&T activities, we maintain expertise in precursor and carbon fiber, chemical and polymer formulation and curatives, fabric forming and textile architectures, advanced composite structures, process engineering, application development, analysis and testing of composite materials, computational design, and other scientific disciplines related to our worldwide business base.

Our newest R&T Center of Excellence in Salt Lake City, Utah, which was completed in early 2023, supports next-generation composite technology development across our business including applications for the Commercial Aerospace, Space & Defense and Industrial markets. The 100,000 square foot facility is adjacent to our existing carbon fiber and prepreg manufacturing operations in Salt Lake City.

Our products rely primarily on our expertise in materials science, textiles, process engineering and polymer chemistry. Consistent with market demand, we have been placing more emphasis on higher performing products and cost-effective production processes while seeking continually to improve the consistency of our products and our capital efficiency. Towards this end, we have entered into formal and informal alliances, as well as licensing and teaming arrangements, with several customers, suppliers, external agencies, universities and laboratories. We believe that we possess unique capabilities to design, develop, manufacture, and qualify composite materials and structures, including trade secrets and extensive internal knowledge gained from decades of experience. It is our policy to actively enforce our proprietary rights. We believe that the patents and know-how rights currently owned or licensed by Hexcel are adequate for the conduct of our business. We do not believe that our business would be materially affected by the expiration of any single patent or series of related patents, or by the termination of any single license agreement or series of related license agreements.

ENVIRONMENTAL MATTERS

We view climate change as an important social issue that presents some level of risk to our business while also creating opportunities for greater adoption of lightweight advanced composites. Our strategic and operational decision making is influenced by our commitment to reduce the environmental impact of our operations, including our carbon footprint, air and water emissions and waste reduction. We continue to pursue initiatives to improve our emissions profile through operational efficiency improvements that reduce our reliance on fossil fuels and increase our use of renewable power. We procure renewable power through our energy suppliers and at several sites, through power purchase agreements (PPA). We also work with our energy suppliers to provide on-site renewable power including the installation of on-site solar panels at our manufacturing sites in Neumarkt, Austria, Casa Grande, Arizona, and Casablanca, Morocco. The generation of solar power reduces our demand for fossil-fuel powered electricity, which supports our carbon and greenhouse gas emission reduction goals. We have applied this same approach to our product life cycle, implementing circular economic principles to reduce waste – both in our manufacturing and product packaging. At this time, we are not subject to carbon emission trading programs at any of our facilities, though we are actively monitoring country and region-specific regulations and trends to ensure future potential pricing and capital expenditures are incorporated into our product portfolio planning.

Governments and agencies worldwide are increasingly proposing and/or implementing legislation, regulations and other requirements resulting in more restrictive air emission limits globally, which could impact our operations. Changes in environmental and climate change laws or regulations, including laws relating to greenhouse gas emissions, could lead to new or additional investment in manufacturing processes or product designs and could increase environmental compliance expenditures, including increased energy, controls and raw materials costs. Conversely, the increasing global emphasis on emissions reduction supports the adoption of our advanced composite light weighting solutions for transportation applications. We also market composite solutions that reduce aircraft engine noise, which benefits local communities near airports, supports aircraft operators in geographies that are subject to local noise abatement programs, and enables more direct routes for aircraft that save fuel rather than having to fly longer routes to avoid noise-sensitive areas.

We are subject to various International and U.S. federal, state, and local environmental and health and safety laws and regulations. We are also potentially subject to liabilities arising under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state local and international laws and regulations that impose responsibility for the control, remediation and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste. We believe that our policies, practices, and procedures are properly designed to prevent unreasonable risk of environmental damage and associated financial liability. To date, environmental control regulations have not had a significant adverse effect on our overall operations and approximately 91% of our sites as of December 31, 2024 are ISO14001:2015 certified under a Corporate umbrella certification.

A discussion of environmental matters is contained in Note 16 to the accompanying consolidated financial statements included in this Annual Report. For further discussion of risks related to environmental and climate matters and other government regulations, see Item 1A, "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission.

OTHER REGULATORY MATTERS

As a materials supplier for U.S. prime contractors, and, in some cases, directly to the U.S. government, we are subject to certain U.S. government Federal Acquisition Regulations, the Department of Defense Federal Acquisition Regulations Supplement, and associated procurement regulations. Specifically, we must comply with certain laws and regulations relating to the formation, administration, and performance of U.S. government contracts, including the U.S. government security requirements, such as the National Industrial Security Program Operating Manual and any other applicable U.S. government industrial security regulations, as well as additional government export control laws and regulations. In complying with these laws and regulations, we may be required to make additional capital expenditures and incur other costs. Furthermore, failure to comply may result in the imposition of fines and penalties, including contractual damages, civil penalties, criminal penalties, administrative sanctions, suspension or debarment from contracting with the U.S. government or termination of any applicable facility security clearance, which in turn would preclude us from being awarded classified contracts or, under certain circumstances, performing on our existing classified contracts. The U.S. Government also has the ability to unilaterally terminate existing contracts with us and our U.S. prime customers, reduce the value of such contracts, audit contract-related costs and fees, including allocated indirect costs, and control and potentially prohibit the export of our products, among other things. If a contract supporting the U.S. government was terminated for convenience, we could only seek to recover the costs we have incurred or committed, settlement expenses, and profit on the work completed prior to termination.

As a company with significant international operations, we are also subject to numerous laws and regulations, including export controls and sanctions laws, customs regulations, international treaties and local trade rules around the world. These laws, rules and regulations may impose significant costs of compliance on the Company and may impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals. Any failure to comply with trade regulations could limit our ability to conduct business internationally.

SALES AND MARKETING

A staff of salaried marketing managers, product managers and sales personnel sell and market our products directly to customers worldwide. We also use independent authorized distributors for certain products, markets, and regions. In addition, we operate various sales representation offices globally.

COMPETITION

In the production and sale of advanced composites, we compete with a number of U.S. and international companies on a worldwide basis. The broad markets for composites are highly competitive, and we have focused on both specific sub-markets and specialty products within markets. In addition to competing directly with companies offering similar products, we compete with producers of substitutes for composites such as metal, structural foam, and wood. Depending upon the material and markets, relevant competitive factors include technology, product performance, historical database of usage, on-time delivery, service, price, customer preference for sole sourcing and the ease-of-use of our material to support customer-preferred processes.

We believe that new competitors face significant barriers to entry into many of our markets. These barriers include the intellectual property and unique skills and expertise to design and manufacture carbon fiber and to formulate resin systems for aerospace applications, an extensive database of qualification and performance measurements of our products, the advantages of scale derived from significant global manufacturing capacity for aerospace-grade carbon fiber, and long-term customer relationships developed over decades of designing, manufacturing and working closely with our customers on composite applications. Further, the aerospace industry has rigorous product certification requirements and quality programs including one hundred percent traceability of all raw material and finished goods, and high expectations for consistent on-time delivery, which all act as barriers to entry.

HUMAN CAPITAL

We believe our success depends on the skills, experience, and industry knowledge of our key talent. As such, our management team places significant focus and attention on the attraction, development, and retention of employees, as well as ensuring our corporate culture reflects our values, and our board of directors provides oversight for various employee initiatives. Our Hexcel values guide our actions, reflect our culture, and drive our performance, as explained in our Code of Business Conduct posted on our website at www.hexcel.com. We have made and continue to make significant investments in training and professional development, and we have well-established performance management and talent development processes that encourage employees to aspire to different career opportunities and for our managers to provide regular feedback and coaching to develop employees.

The health and safety of our employees is a continual focus and a top priority. Our initiatives and actions to reduce injuries and illnesses have led to significant improvements to our safety performance over time. We have attained these improvements by fostering a global safety culture supported with regular training and education that includes robust systems and philosophies centered on personal responsibility and accountability. There is a high-level of leadership engagement, ensuring risks are assessed, robust procedures and guidance are available with worker training, mitigation is managed through the hierarchy of management controls, and appropriate safety equipment is installed and operational at all of our manufacturing sites worldwide. We also have leading indicators in place to prevent safety events, and rigorous reviews of root causation and systemic corrective actions when safety incidents do occur. Hexcel achieved corporate umbrella certification for both ISO 14001:2015 and ISO 45001:2018 in 2019. Attaining both certifications against world renowned management system standards reflects the commitment of senior Hexcel leadership to drive continuous improvement in our environmental, health and safety processes, by focusing on the reduction of injuries and illnesses and the impact of our operations on the environment, ensuring conformance to our numerous compliance obligations, and demonstrating sustainability as a valued supplier.

An engaged, innovative, skilled, and collaborative workforce is critical to our continued leadership in the advanced composites industry. We operate globally under policies and programs that provide competitive wages, benefits, and terms of employment. We are committed to efforts to foster an inclusive work environment that supports our global workforce through recruiting efforts, equitable compensation policies, and educational workshops to promote a positive and collaborative culture. Our recruitment efforts include targeted university recruitment and attendance at conferences promoting racial and gender diversity in engineering, which have historically been a major source of candidates for our summer internship program and Early Career Program for new hires.

Employee levels are managed to align with business demand and, while we have experienced and continue to expect tight labor markets, management believes it currently has sufficient human capital to operate our business successfully. As of December 31, 2024, we employed 5,894 full-time employees and contract workers: 3,120 in the United States and 2,774 in other countries. We employ a minimal number of contract workers. Approximately 26% of employees in the United States and the majority of those in Europe are represented by unions or works' councils. We believe that our relations with employees, unions and works' councils are good. The total number of full-time employees and contract workers as of December 31, 2023 and 2022 was 5,590 and 5,328, respectively.

CYBERSECURITY

At Hexcel, we are committed to the security of our products and services, the protection of employee, customer and Company data, and the safeguarding of our manufacturing capability. Our cybersecurity program is led by our Chief Information Officer ("CIO"), who has over 20 years of experience in information technology leadership and 10 years of experience directly overseeing our information security program and holds a Master of Business Administration in technology management. As a part of our cybersecurity program, we have engaged, and in the future may continue to engage, third-party consultants and advisors, including a third-party consultant with extensive experience designing, leading, and maintaining the implementation and assurance frameworks for organizational information, to provide virtual chief information security officer services, including establishing a security architecture, policies, practices, and response capabilities.

Our CIO regularly updates senior management on our cybersecurity risk governance and management and the status of ongoing efforts to strengthen cybersecurity effectiveness. Our board of directors views cybersecurity as a strategic priority and therefore maintains oversight of management's actions in implementing our overall cybersecurity program, with our CIO regularly reporting directly to our board of directors. The audit committee of the board of directors also periodically reviews the cybersecurity program as part of its oversight of the Company's internal audit function and insurance program.

As part of our cybersecurity program, we maintain various protections designed to safeguard against cyberattacks, including firewalls, anti-malware, intrusion prevention and detection systems, access controls and other encryption configurations and cybertechnologies, and continuously monitor and audit our information technology and data assets to detect any anomalies and to respond quickly to threats that may arise. We periodically conduct intrusion and penetration testing through third parties to evaluate our cybersecurity response capability. We also regularly conduct employee awareness training on email management (phishing), safe internet browsing, malware, and other cybersecurity risks and routinely communicate with employees about the potential for cybersecurity threats, including the latest adversary trends and social engineering techniques, and how to avoid them through our established communications channels.

We have adopted and implemented an approach to identify and mitigate cybersecurity risks within our overall enterprise risk management program that is based on a recognized framework established by the National Institute of Standards and Technology. The board of directors is responsible for overseeing management's enterprise risk management program, and receives regular reports on cybersecurity risk identification, monitoring and mitigation from our Chief Financial Officer as part of its review of that program, in addition to the regular reports received from the CIO as part of the board's overall cybersecurity program review.

As part of our cybersecurity risk management, we have established controls and procedures to guide the Company through an active threat or incident to the recovery of normal business, following industry-standard data protection standards. The controls and procedures provide for the identification, notification, escalation, communication, and remediation of cybersecurity incidents to management, including where appropriate the board of directors, so that decisions regarding the public disclosure and reporting of such incidents can be made in a timely manner. We maintain an Executive Cyber Response Team composed of senior leaders across various functions, including our CIO, General Counsel, Chief Accounting Officer and VP Communications. The Executive Cyber Response Team is trained and experienced in managing cybersecurity incidents and meets regularly to practice and refine our processes for incident response, management and escalation through tabletop exercises simulating cyberattacks administered by a legal advisor with extensive experience in cyber investigations, cyber threats and cyber-enabled frauds. The results of such exercises are then reported to management and our board of directors. The third-party legal advisor also assesses and advises on our overall cybersecurity program, reports to our board of directors on a periodic basis and is engaged to provide support in the event an attack or other intrusion were to be successful.

Furthermore, as part of our cybersecurity management, we are committed to strong third-party risk management. We actively and routinely address cybersecurity capabilities with our top-tier suppliers and have implemented cybersecurity requirements in our standard supplier contract terms to address cybersecurity risk. Additionally, we validate cybersecurity practices of key suppliers as may be necessary to comply with applicable regulations or flow-down requirements from our customers.

The Company maintains disaster recovery plans for key applications and site-specific incident response plans, as well as a cybersecurity and related insurance policies as a measure of added protection.

As of the filing date of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission, the Company is not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of the Company's financial condition and results of operations for the year ended December 31, 2024, and comparison to the year ended December 31, 2023 should be read in conjunction with the consolidated financial statements and notes of this Annual Report.

For discussion and analysis of financial condition and results of operations for 2023 compared to 2022 refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2024 Annual Report on Form 10-K, filed with the SEC on February 7, 2025, which is incorporated by reference into this Management's Discussion and Analysis of Financial Condition and Results of Operations.

BUSINESS OVERVIEW

(In millions)	For the Years Ended December 31,	
	2024	2023
Net sales	$ 1,903.0	$ 1,789.0
Gross margin %	24.7%	24.2%
Other operating expense	$ 50.0	$ 1.4
Operating income	$ 186.1	$ 215.3
Operating income %	9.8%	12.0%
Interest expense, net	$ 31.2	$ 34.0
Income tax expense	$ 22.8	$ 12.1
Equity in earnings from affiliated companies	$ —	$ 8.1
Net income	$ 132.1	$ 105.7

BUSINESS TRENDS

Since 2022, the Commercial Aerospace market and our business has seen signs of recovery from the economic impacts of the COVID-19 pandemic that began in 2020, driven by growth in air travel and an increase in aircraft build rates. However, the post-recovery period, however, continues to have many challenges across the markets Hexcel operates in, including delays in aircraft production rates, related to, among other impacts, global logistics, supply chain issues, inflationary pressures, and effects from geopolitical issues and conflicts. These challenges have had and may continue to have further negative impacts on our operations, supply chain, transportation networks and customers, all of which have and may continue to compress our financial results.

In 2024, our Commercial Aerospace sales increased 11.8% compared to 2023. The 2024 increase in sales was primarily driven by growth in wide-bodies. Other Commercial Aerospace, which includes business jets and regional aircraft saw an increase in sales as well, driven by growth in regional jets. The demand for new commercial aircraft continues to be principally driven by airline passenger traffic (measured by revenue passenger miles) and the replacement rate for existing aircraft. The Commercial Aerospace industry continues to utilize a greater proportion of advanced composite materials with each new generation of aircraft.

Space & Defense sales in 2024 increased 4.5% compared to 2024. Growth was led by military helicopters including the CH-53-K, as well as the F-35, partially offset by significantly lower Bell Boeing V-22 sales.

Industrial sales decreased 20.9% in 2024. Industrial sales include automotive, recreation, wind energy and general industrial applications. The lower sales in 2024 were due to declines in all sub-markets.

RESULTS OF OPERATIONS

We have two reportable segments: Composite Materials and Engineered Products. Although these segments provide customers with different products and services, they often overlap within our three end business markets: Commercial Aerospace, Space & Defense and Industrial. Therefore, we also find it meaningful to evaluate the sales of our segments through these business markets. Further discussion and additional financial information about our segments may be found in Note 18 to the accompanying consolidated financial statements of this Annual Report.

Net Sales: Consolidated net sales of $1,903.0 million for 2024 increased by 6.4% (6.4% in constant currency) compared to 2023. The sales increase in 2024 reflects higher Commercial Aerospace and Space & Defense sales, partially offset by a decline in Industrial sales.

The following table summarizes net sales to third-party customers by segment and end market in 2024 and 2023:

(In millions)	Commercial Aerospace	Space & Defense	Industrial	Total
2024 Net Sales				
Composite Materials	**$ 1,008.2**	**$ 386.8**	**$ 136.0**	**$ 1,531.0**
Engineered Products	**186.0**	**182.7**	**3.3**	**372.0**
Total	**$ 1,194.2**	**$ 569.5**	**$ 139.3**	**$ 1,903.0**
	63%	**30%**	**7%**	**100%**
2023 Net Sales				
Composite Materials	$ 912.6	$ 389.2	$ 172.4	$ 1,474.2
Engineered Products	155.6	155.6	3.6	314.8
Total	$ 1,068.2	$ 544.8	$ 176.0	$ 1,789.0
	60%	30%	10%	100%

SALES BY SEGMENT

Composite Materials: Net sales of $1,531.0 million for 2024 increased 3.9% from 2023. Commercial Aerospace sales increased 10.5% in 2024 as compared to 2023 primarily driven by growth in the Airbus A350 and Boeing 787 programs as well as regional jet growth. Space & Defense sales were relatively flat. Industrial sales in 2024 decreased 21.1% from 2023 due to the decline in all industrial sub-markets.

Engineered Products: Net sales of $372.0 million for 2024 increased 18.2% from 2023, driven by a 19.5% increase in Commercial Aerospace sales. Space & Defense sales of $182.7 million increased by 17.4% from 2023, while Industrial sales in 2024 were $0.3 million lower than 2023.

SALES BY MARKET

Commercial Aerospace: Net sales of $1,194.2 million increased 11.8% (11.9% in constant currency) for the year ended December 31, 2024 as compared to the year ended December 31, 2023. Widebodies led the growth including the Boeing 787 and Airbus A350, followed by the Airbus A320neo. Sales for the Boeing 737 MAX were down year-over-year. Other Commercial Aerospace increased reflecting growth in regional jets.

Space & Defense: Net sales of $569.5 million increased 4.5% (4.6% in constant currency) for 2024 as compared to 2023. Growth was driven by military helicopters including the CH-53-K, as well as the F-35, partially offset by declining sales for the Bell Boeing V-22.

Industrial: Net sales of $139.3 million in the full year of 2024 decreased 20.9% (21.1% in constant currency) compared to 2023 as all industrial sub-markets declined.

2024 CONSOLIDATED RESULTS COMPARED TO 2023

Gross Margin: Gross margin for 2024 was $469.8 million or 24.7% of net sales as compared to $433.2 million or 24.2% of net sales in 2023. The improvement in 2024 was due to the higher sales volume leverage.

Selling, General and Administrative ("SG&A") Expenses: SG&A expenses for 2024 were $176.6 million or 9.3% of net sales as compared to $163.8 million or 9.2% of net sales for 2023. The increase in SG&A expenses in 2024 compared to 2023 was primarily due to higher employee-related costs.

Research and Technology ("R&T") Expenses: R&T expenses for 2024 were $57.1 million or 3.0% of net sales and in 2023 were $52.7 million or 2.9% of net sales. The year-over-year increase in expenses was attributable to employee-related costs and development projects expense.

Other operating expense: Other operating expense for 2024 of $50.0 million included $46.3 million of asset impairments and $1.4 million of other charges primarily associated with the announced potential divestiture of the Neumarkt, Austria plant as well as $2.3 million of restructuring costs. Other operating expense for 2023 of $1.4 million included restructuring costs as well as the net gain of $0.8 million from the sale of the Windsor, Colorado facility.

Operating income: Operating income for 2024 was $186.1 million compared with operating income in 2023 of $215.3 million. Operating income as a percent of sales was 9.8% and 12.0% in 2024 and 2023, respectively. The decrease in operating income in 2024 compared to 2023 was driven by above mentioned charges in Other operating expense, partially offset by the higher sales and improved margin.

Depreciation and amortization expense of $124.0 million for 2024 decreased $0.8 million from 2023.

Other expense: We did not incur other non-operating expense in 2024. Other expense for 2023 included a non-cash charge of $70.5 million related to the completion of the buy-out of the UK pension plan and a gain of $1.9 million related to excess assets from the UK pension plan that reverted back to the Company. Amounts for 2023 also included a charge of $3.0 million on the sale of our 50% interest in the joint venture in Malaysia.

Interest expense: Interest expense was $31.2 million for 2024 and $34.0 million for 2023 with the decrease due to lower average debt levels, partially offset by higher interest rates..

Income tax expense: For the years ended December 31, 2024 and 2023, we had a tax provision of $22.8 million and $12.1 million, respectively.

Equity in earnings from affiliated companies: Earnings represent our portion of the earnings or losses from our joint venture in Malaysia. In December 2023, we sold our 50% interest in the joint venture and received net proceeds of $44.7 million.

Net income: Net income was $132.1 million or $1.59 per diluted share for the year ended December 31, 2024 compared to net income of $105.7 million or $1.24 per diluted share for the year ended December 31, 2023. The increase in 2024 was driven by higher sales as well as the impacts of the items discussed above.

FINANCIAL CONDITION

In 2024, we ended the year with total debt, net of cash, of $575.3 million and generated $289.9 million of operating cash resulting in $202.9 million of free cash flow (cash provided by operating activities less cash paid for capital expenditures). We expect our cash flow needs for fiscal year 2025 will be funded by cash generated from our operations as well as available borrowings under our Senior Unsecured Revolving Credit Facility (the "Facility") as needed.

We have a portfolio of derivatives related to currencies, interest rates and commodities. We monitor our counterparties, and we only use those rated investment grade.

LIQUIDITY

Our cash on hand at December 31, 2024 was $125.4 million, as compared to $227.0 million at December 31, 2023. Of the total cash on hand at December 31, 2024, $46.8 million was held by our foreign locations. As of December 31, 2024 total debt was $700.7 million, as compared to $699.5 million at December 31, 2023. As of December 31, 2024, we were in compliance with all debt covenants.

On April 25, 2023, we entered into a new credit agreement (the "Credit Agreement") to refinance the "Facility". Under the terms of the Credit Agreement the borrowing capacity is $750 million. The Facility matures in April 2028.

As of December 31, 2024, there were no outstanding borrowings under the Facility. The Credit Agreement permits us to issue letters of credit up to an aggregate amount of $50 million. Outstanding letters of credit reduce the amount available for borrowing under the Facility. As of December 31, 2024, there were no issued letters of credit under the Facility, resulting in undrawn availability under the Facility of $750 million.

For more information regarding the Facility, see Note 6, Debt, to the accompanying consolidated financial statements of this Annual Report.

Short-term liquidity requirements consist primarily of normal recurring operating expenses and working capital needs, capital expenditures, dividend payments, debt obligations and debt service requirements. We expect to meet our short-term liquidity requirements through net cash from operating activities, cash on hand and the Facility. As of December 31, 2024, long-term liquidity requirements consist primarily of obligations under our long-term debt obligations. We do not have any significant required debt repayments until August 2025 when our 4.7% Senior Unsecured Notes are due.

The remaining authorization under the share repurchase program at December 31, 2024 was $234.9 million. On January 21, 2025, our Board of Directors declared a quarterly dividend of $0.17 per share payable to stockholders of record as of February 7, 2025, with a payment date of February 14, 2025.

Operating Activities: We generated $289.9 million in cash from operating activities during 2024, an increase of $32.8 million from 2023. The increase in the current year was due to higher net income and lower use of working capital. Lower working capital for the year ended December 31, 2024 was primarily due to lower accounts receivable and higher accruals, partially offset by higher inventories.

Investing Activities: Net cash used for investing activities was $87.0 million in 2024 compared to $50.7 million in 2023. Capital expenditures for 2024 were $87.0 million compared to $108.2 million in 2023, which included $38.0 million for the acquisition of the land and building at our Amesbury, Massachusetts facility. 2023 also included net proceeds of $44.7 million from the sale of our 50% interest in the joint venture in Malaysia and $10.3 million from the sale of the Windsor, Colorado facility.

Financing Activities: Net cash used for financing activities was $301.7 million in 2024 as compared to $92.6 million in 2023. Borrowings and repayments under the Facility during 2024 were both $160 million. In 2023, borrowings were $103 million, while repayments were $128 million. Dividend payments to shareholders were $49.3 million and $42.2 million in the years ended December 31, 2024 and 2023, respectively. Repurchases of common stock totaled $252.2 million and $30.1 million in the years ended December 31, 2024 and 2023, respectively.

Financial Obligations and Commitments: We had $0.1 million of current debt maturities as of December 31, 2024. The next significant scheduled debt maturity will not occur until August 2025 when our 4.7% Senior Unsecured Notes are due. In addition, certain sales and administrative offices, data processing equipment, vehicles and manufacturing equipment, land and facilities are leased under operating leases.

The following table summarizes the scheduled maturities as of December 31, 2024 of financial obligations and expiration dates of commitments for the years ended 2025 through 2029 and thereafter.

(In millions)	2025	2026	2027	2028	2029	Thereafter	Total
Senior unsecured credit facility due 2028	$ —	$ —	$ —	$ —	$ —	$ —	$ —
4.7% senior notes due 2025	300.0	—	—	—	—	—	300.0
3.95% senior notes due 2027	—	—	400.0	—	—	—	400.0
Purchase obligations	15.1	11.2	8.9	6.2	5.5	42.0	88.9
Finance lease and other	0.1	—	—	—	—	—	0.1
Subtotal	$ 315.2	$ 11.2	$ 408.9	$ 6.2	$ 5.5	$ 42.0	$ 789.0
Operating leases	6.7	6.0	5.0	4.2	2.5	3.9	28.3
Total financial obligations	$ 321.9	$ 17.2	$ 413.9	$ 10.4	$ 8.0	$ 45.9	$ 817.3
Interest payments	27.3	17.9	3.2	0.4	—	—	48.8
Estimated benefit plan contributions	18.0	2.2	2.3	2.4	1.5	9.0	35.4
Total commitments	$ 367.2	$ 37.3	$ 419.4	$13.2	$ 9.5	$ 54.9	$ 901.5

As of December 31, 2024, we had $2.8 million of unrecognized tax benefits. This represents tax benefits associated with various tax positions taken, or expected to be taken, on domestic tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages.

For further information regarding our financial obligations and commitments, see Notes 6, 7, 8 and 16 to the accompanying consolidated financial statements of this Annual Report.

NON-GAAP FINANCIAL MEASURES

Our consolidated financial statements are prepared based upThe Company uses non-GAAP financial measures, including sales and expenses measured in constant dollars (prior year sales and expenses measured at current year exchange rates); operating income, net income and diluted earnings per share adjusted for items included in operating expense and non-operating expenses; and free cash flow. Management believes these non-GAAP measures are meaningful to investors because they provide a view of Hexcel with respect to ongoing operating results and comparisons to prior periods. These adjustments can represent significant charges or credits that we believe are important to an understanding of Hexcel's overall operating results in the periods presented. Such non-GAAP measures are not determined in accordance with generally accepted accounting principles and should not be viewed in isolation or as an alternative to or substitutes for GAAP measures of performance. Our calculation of these measures may not be comparable to similarly titled measures used by other companies, and the measures exclude financial information that some may consider important in evaluating our performance. Reconciliations to adjusted operating income, adjusted net income, adjusted diluted net income per share and free cash flow are provided below.

	Year Ended December 31,	
(In millions)	2024	2023
GAAP operating income	$ 186.1	$ 215.3
Other operating expense (1)	50.0	1.4
Adjusted operating income (Non-GAAP)	$ 236.1	$ 216.7

	Year Ended December 31,			
	2024		2023	
(In millions, except per diluted share data)	Net Income	EPS	Net Income	EPS
GAAP net income	$ 132.1	$ 1.59	$ 105.7	$ 1.24
Other operating expense, net of tax (1)	40.5	0.49	1.0	0.01
Other expense, net of tax (2)	—	—	57.4	0.67
Tax benefit (3)	(4.1)	(0.05)	(9.3)	(0.11)
Adjusted net income (Non-GAAP)	$ 168.5	$ 2.03	$ 154.8	$ 1.81

	Year Ended December 31,	
(In millions)	2024	2023
Net cash provided by operating activities	$ 289.9	$ 257.1
Less: Capital expenditures	(87.0)	(108.2)
Free cash flow (Non-GAAP)	$ 202.9	$ 148.9

(1) The year ended December 31, 2024 included asset impairments and other charges primarily associated with the announced potential divestiture for our Neumarkt, Austria plant. The year ended December 31, 2024 also included restructuring costs. The year ended December 31, 2023 included the net gain of $0.8 million from the sale of the Windsor, Colorado facility and restructuring costs.

(2) The year ended December 31, 2023 included a non-cash settlement charge of $70.5 million related to the completion of the buy-out of the UK pension plan and a gain of $1.9 million related to excess assets from the UK pension plan that reverted back to the Company. 2023 also included a charge of $3.0 million on the sale of our 50% interest in the joint venture in Malaysia.

(3) The year ended December 31, 2024 included benefits associated with our R&D expenditures, partially offset by the recording of a valuation allowance in a foreign jurisdiction. The year ended December 31, 2024 also included a discrete tax benefit related to adjustments to our provision based on the finalization of prior year tax returns. The year ended December 31, 2023 included a discrete tax benefit primarily related to adjustments to our provision based on the finalization of prior year tax returns.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared based upon the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect amounts reported in our financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be significant to the financial statements. The accounting policies below are those we believe are the most critical to the preparation of our financial statements and require the most difficult, subjective, and complex judgments. Our other accounting policies are described in the accompanying Notes to the consolidated financial statements of this Annual Report.

Income Taxes

We have operations in several countries throughout the world where we are subject to income and similar taxes. The estimation of income tax amounts often involves the interpretation of complex regulations and tax laws. In addition, estimations also must consider the impact foreign taxes may have on domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although we believe our tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The determination of the required valuation allowance and the amount, if any, of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income, and the implementation of tax planning strategies. In particular, ASC 740, Income Taxes, requires that all available positive and negative evidence be weighed to determine whether a valuation allowance should be recorded.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The amount of income taxes we pay are subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is judgmental. We assess our income tax positions, and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. We recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the consolidated statements of operations. If we do not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. As of December 31, 2024, we had uncertain tax positions for which it is reasonably possible that amounts of unrecognized tax benefits could significantly change over the next year. These uncertain tax positions relate to our tax returns from 2014 onward.

For further discussion, see Note 9, Income taxes, to the accompanying consolidated financial statements of this Annual Report.

Retirement and Other Postretirement Benefit Plans

We maintain qualified defined benefit retirement plans covering certain current and former European employees, as well as nonqualified defined benefit retirement plans, and retirement savings plans covering certain eligible U.S. and European employees and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. We have defined benefit retirement plans in Belgium, France, and Austria covering certain employees of our subsidiaries in those countries. During the fourth quarter of 2023, we finalized the buy-out of the UK plan and we no longer have any obligations relative to the plan.

Under the retirement savings plans, eligible U.S. employees can contribute up to 75% of their compensation to an individual 401(k) retirement savings account. We make matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation.

We use actuarial models to account for our pension and postretirement plans, which require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumptions used in the net periodic cost calculations of our funded European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will almost always be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. The rate of compensation increase, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience.

Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

For more information regarding our pension and other postretirement benefit plans, see Note 8, Retirement and Other Postretirement Benefit Plans, to the accompanying consolidated financial statements of this Annual Report.

Long-Lived Assets and Goodwill

We have significant long-lived assets. We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based upon our ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value is determined based on discounted cash flows. In determining fair value, a considerable amount of judgment is required to determine discount rates, market premiums, financial forecasts, and asset lives.

In addition, we review goodwill for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. We have four reporting units within the Composite Materials segment, each of which are components that constitute a business for which discrete financial information is available and for which appropriate management regularly reviews the operating results. Within the Engineered Products segment, the reporting unit is the segment as it comprises only a single component.

Commitments and Contingencies

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment and health and safety matters. We estimate and accrue our liabilities resulting from such matters based upon a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. We believe we have adequately accrued for these potential liabilities; however, facts and circumstances may change, such as new developments, or a change in approach, including a change in settlement strategy or in an environmental remediation plan, or in our existing insurance coverage, that could cause the actual liability to exceed the estimates, or may require adjustments to the recorded liability balances in the future. For further discussion, see Note 16, Commitments and Contingencies, to the accompanying consolidated financial statements of this Annual Report.

MARKET RISKS

As a result of our global operating and financing activities, we are exposed to various market risks that may affect our consolidated results of operations and financial position. These market risks include, but are not limited to, fluctuations in currency exchange rates, which impact the U.S. dollar value of transactions, assets and liabilities denominated in foreign currencies and fluctuations in interest rates, which impact the amount of interest we must pay on certain debt instruments. Our primary currency exposures are in Europe, where we have significant business activities. To a lesser extent, we are also exposed to fluctuations in the prices of certain commodities, such as electricity, natural gas, acrylonitrile, aluminum, and certain chemicals. In addition, we have several contracts with both suppliers and customers that contain pricing adjustments based on the price of oil outside of a specified band.

We attempt to net individual exposures, when feasible, taking advantage of natural offsets. In addition, we employ or may employ interest rate, commodity and foreign currency financial instruments for the purpose of hedging certain specifically identified interest rate, commodity, and currency exposures. The use of these financial instruments is intended to mitigate some of the risks associated with fluctuations in interest rates, commodities and currency exchange rates but does not eliminate such risks. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risks

Outstanding balances that exist under our Facility are included in our long-term debt bears interest at variable rates. From time to time we have entered into interest rate swap agreements to change the underlying mix of variable and fixed interest rate debt. These interest rate swap agreements have modified the percentage of total debt that is exposed to changes in market interest rates. Assuming a 10% favorable and a 10% unfavorable change in the underlying weighted average interest rates of our variable rate debt and swap agreements, interest expense for 2024 of $31.2 million would not be materially impacted.

Foreign Currency Exchange Risks

We operated twelve manufacturing facilities in Europe, Asia and Africa which generated approximately 50% of our 2024 consolidated net sales. Our European business activities primarily involve three major currencies — the U.S. dollar, the British pound sterling, and the Euro. We also conduct business and sell products to customers throughout the world. Most of the sales in these countries are denominated in U.S. dollars and they have local currency expenses. Currency risk for the Asia and Africa locations is not considered material.

In 2024, our European subsidiaries had third-party sales of $0.9 billion of which approximately 68% were denominated in U.S. dollars, 31% were denominated in Euros and 1% were denominated in British pounds sterling. While we seek to reduce the exposure of our European subsidiaries to their sales in non-functional currencies through the purchase of raw materials in the same currency as that of the product sale, the net contribution of these sales to cover the costs of the subsidiary in its functional currency will vary with changes in foreign exchange rates, and as a result, so will vary the European subsidiaries' percentage margins and profitability. For revenues denominated in the functional currency of the subsidiary, changes in foreign currency exchange rates increase or decrease the value of these revenues in U.S. dollars, but do not affect the profitability of the subsidiary in its functional currency. The value of our investments in these countries could be impacted by changes in currency exchange rates over time and could impact our ability to profitably compete in international markets.

We attempt to net individual functional currency positions of our various European subsidiaries, to take advantage of natural offsets and reduce the need to employ foreign currency forward exchange contracts. We attempt to hedge some, but not necessarily all, of the net exposures of our European subsidiaries resulting from sales they make in non-functional currencies. The benefit of such hedges varies with time and the foreign exchange rates at which the hedges are set. For example, when the Euro strengthened against the U.S. dollar, the benefit of new hedges placed was much less than the value of hedges they replaced that were entered into when the U.S. dollar was stronger. We may place additional foreign currency hedges when the dollar strengthens against the Euro or British pound. We do not seek to hedge the value of our European subsidiaries' functional currency sales and profitability in U.S. dollars. We also enter into short-term foreign currency forward exchange contracts, usually with a term of ninety days or less, to hedge net currency exposures. Any unrealized gain or loss on these foreign currency forward exchange contracts would be offset by corresponding decreases or increases, respectively, of the underlying transaction being hedged.

We have performed a sensitivity analysis as of December 31, 2024 using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis includes all of our foreign currency hedge contracts. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would have an approximately $2.7 million impact on our 2024 operating income. However, it should

be noted that over time as the adverse movement (in our case a weaker dollar as compared to the Euro or the British pound sterling) continues and new hedges are layered in at the adverse rate, the impact would be more significant. For example, had we not had any hedges in place for 2024, a 10% adverse movement would have reduced our operating income by approximately $28.9 million.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impaA number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British pound sterling. We entered into contracts to exchange U.S. dollars for Euros and British pound sterling through June 2027. The aggregate notional amount of these contracts was $386.4 million at December 31, 2024. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2024, hedge ineffectiveness was immaterial. Cash flows associated with these contracts are classified within net cash provided by operating activities of continuing operations.

For further discussion, see Note 15, Derivative Financial Instruments, to the accompanying consolidated financial statements of this Annual Report.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "seek," "target," "would," "will" and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain and are subject to changing assumptions. No assurance can be given that any commitment, plan, initiative, projection, goal, expectation, or prospect set forth in this Annual Report can or will be achieved. Inclusion of information in this Annual Report is not an indication that the subject or information is material to our business or operating results.

Such forward-looking statements include, but are not limited to: (a) the estimates and expectations based on aircraft production rates provided by Airbus, Boeing and others and the revenues we may generate from an aircraft model or program; (b) expectations with regard to the impact of regulatory activity related to the Boeing 737 MAX on our revenues; (c) expectations with regard to raw material cost and availability; (d) expectations of composite content on new commercial aircraft programs and our share of those requirements; (e) expectations regarding revenues from space and defense applications, including whether certain programs might be curtailed or discontinued; (f) expectations regarding sales for industrial applications; (g) expectations regarding cash generation, working capital trends, and inventory levels; (h) expectations as to the level of capital expenditures, capacity, including the timing of completion of capacity expansions, and qualification of new products; (i) expectations regarding our ability to improve or maintain margins; (j) expectations regarding our ability to attract, motivate, and retain the workforce necessary to execute our business strategy; (k) projections regarding our tax rate; (l) expectations with regard to the continued impact of macroeconomic factors or geopolitical issues or conflicts; (m) expectations regarding our strategic initiatives, including our sustainability goals; (n) expectations with regard to the effectiveness of cybersecurity measures; (o) expectations regarding the outcome of legal matters or the impact of changes in laws or regulations; and (p) our expectations of financial results for 2025 and beyond.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, that may cause actual results to be materially different. Such factors include, but are not limited to, the following: the extent of the impact of macroeconomic factors or geopolitical issues or conflicts; reductions in sales to any significant customers, particularly Airbus or Boeing, including related to regulatory activity or public scrutiny impacting the Boeing 737 MAX; our ability to effectively adjust production and inventory levels to align with customer demand; our ability to effectively motivate, retain and hire the necessary workforce; the availability and cost of raw materials, including the impact of supply disruptions and inflation; our ability to successfully implement or realize our strategic initiatives, including our sustainability goals and any restructuring or alignment activities in which we may engage; changes in sales mix; changes in current pricing due to cost levels; changes in aerospace delivery rates; changes in government defense procurement budgets; timely new product development or introduction; our ability to install, staff and qualify necessary capacity or complete capacity expansions to meet customer demand; cybersecurity-related risks, including the potential impact of breaches or intrusions; currency exchange rate fluctuations; changes in political, social and economic conditions, including the effect of change in global trade policies, tariff rates, economic sanctions and embargoes; work stoppages or other labor disruptions; our ability to successfully complete any strategic acquisitions, investments or dispositions; compliance with environmental, health, safety and other related laws and regulations, including those related to climate change; the effects of natural disasters or other severe weather events, which may be worsened by the impact of climate change, and other severe catastrophic events, including any public health crisis; and the unexpected outcome of legal matters or impact of changes in laws or regulations.

Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. As a result, the foregoing factors should not be construed as exhaustive and should be read together with other cautionary statements included in this and other reports we file with the SEC. For additional information regarding certain factors that may cause our actual results to differ from those expected or anticipated, see the information under the caption "Risk Factors," which is located in Item 1A of Part I of this report. We do not undertake any obligation to update our forward-looking statements or risk factors to reflect future events or circumstances, except as otherwise required by law.

Hexcel Corporation and Subsidiaries
Consolidated Balance Sheets
As of December 31,

(In millions)	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ **125.4**	$ 227.0
Accounts receivable, net	**212.0**	234.7
Inventories	**356.2**	334.4
Contract assets	**29.8**	25.1
Prepaid expenses and other current assets	**50.6**	43.0
Assets held for sale	**7.5**	—
Total current assets	**781.5**	864.2
Property, plant and equipment	**3,163.1**	3,195.5
Less accumulated depreciation	**(1,566.4)**	(1,516.8)
Property, plant and equipment, net	**1,596.7**	1,678.7
Goodwill and other intangible assets	**237.0**	251.3
Investments in affiliated companies	**5.0**	5.0
Other assets	**105.4**	119.3
Total assets	$ **2,725.6**	$ 2,918.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings	$ **0.1**	$ 0.1
Accounts payable	**142.3**	159.1
Accrued compensation and benefits	**99.7**	75.7
Financial instruments	**8.0**	6.0
Accrued liabilities	**99.2**	75.0
Liabilities held for sale	**4.2**	—
Total current liabilities	**353.5**	315.9
Long-term debt	**700.6**	699.4
Retirement obligations	**31.9**	42.6
Deferred income taxes	**81.2**	110.6
Other non-current liabilities	**30.5**	33.5
Total liabilities	**1,197.7**	1,202.0
Stockholders' equity:		
Common stock, $0.01 par value, 200.0 shares authorized, 111.6 shares and 110.8 shares issued at December 31, 2024 and 2023, respectively	**1.1**	1.1
Additional paid-in capital	**970.0**	936.8
Retained earnings	**2,251.5**	2,168.7
Accumulated other comprehensive loss	**(115.0)**	(74.1)
	3,107.6	3,032.5
Less – Treasury stock, at cost, 30.6 shares at December 31, 2024 and 26.7 shares at December 31, 2023	**(1,579.7)**	(1,316.0)
Total stockholders' equity	**1,527.9**	1,716.5
Total liabilities and stockholders' equity	$ **2,725.6**	$ 2,918.5

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31,

(In millions, except per share data)	2024	2023	2022
Net sales	$ 1,903.0	$ 1,789.0	$ 1,577.7
Cost of sales	1,433.2	1,355.8	1,220.6
Gross margin	469.8	433.2	357.1
Selling, general and administrative expenses	176.6	163.8	148.0
Research and technology expenses	57.1	52.7	45.8
Other operating expense (income)	50.0	1.4	(11.9)
Operating income	186.1	215.3	175.2
Interest expense, net	31.2	34.0	36.2
Other expense (income)	—	71.6	(10.8)
Income before income taxes, and equity in earnings from affiliated companies	154.9	109.7	149.8
Income tax expense	22.8	12.1	31.6
Income before equity in earnings	132.1	97.6	118.2
Equity in earnings from affiliated companies	—	8.1	8.1
Net income	$ 132.1	$ 105.7	$ 126.3
Basic net income per common share:	$ 1.61	$ 1.25	$ 1.50
Diluted net income per common share:	$ 1.59	$ 1.24	$ 1.49
Weighted-average common shares:			
Basic	82.3	84.6	84.4
Diluted	83.0	85.5	85.0

Hexcel Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
For the Years Ended December 31,

(In millions)	2024	2023	2022
Net Income	$ 132.1	$ 105.7	$ 126.3
Currency translation adjustments	(29.1)	29.1	(48.2)
Net unrealized pension and other benefit actuarial loss and prior service credits (net of tax)	(1.7)	50.1	12.6
Net unrealized gain (loss) on financial instruments (net of tax)	(10.1)	21.1	(12.3)
Total other comprehensive (loss) income	(40.9)	100.3	(47.9)
Comprehensive income	$ 91.2	$ 206.0	$ 78.4

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 2024, 2023 and 2022

| | | Common Stock | | | | |
| | | Additional | | Accumulated Other | | Total |
(In millions)	Par	Paid-In Capitall	Retained Earnings	Comprehensive Loss	Treasury Stock	Stockholders' Equity
Balance, December 31, 2021	$ 1.1	$ 878.6	$ 2,012.5	$ (126.5)	$ (1,280.2)	$ 1,485.5
Net income	—	—	126.3	—	—	126.3
Dividends paid on common stock ($0.40 per share)	—	—	(33.9)	—	—	(33.9)
Change in other comprehensive loss – net of tax	—	—	—	(47.9)	—	(47.9)
Stock-based activity	—	26.4	—	—	(2.2)	24.2
Balance, December 31, 2022	$ 1.1	$ 905.0	$ 2,104.9	$ (174.4)	$ (1,282.4)	1,554.2
Net income	—	—	105.7	—	—	105.7
Dividends paid on common stock ($0.50 per share)	—	—	(41.9)	—	—	(41.9)
Repurchases of common stock	—	—	—	—	(30.1)	(30.1)
Change in other comprehensive income – net of tax	—	—	—	100.3	—	100.3
Stock-based activity	—	31.8	—	—	(3.5)	28.3
Balance, December 31, 2023	$ 1.1	$ 936.8	$ 2,168.7	$ (74.1)	$ (1,316.0)	$ 1,716.5
Net income	—	—	132.1	—	—	132.1
Dividends paid on common stock ($0.60 per share)	—	—	(49.3)	—	—	(49.3)
Repurchases of common stock	—	—	—	—	(252.2)	(252.2)
Change in other comprehensive loss – net of tax	—	—	—	(40.9)	—	(40.9)
Stock-based activity	—	33.2	—	—	(11.5)	21.7
Balance, December 31, 2024	$ 1.1	$ 970.0	$ 2,251.5	$ (115.0)	$ (1,579.7)	$ 1,527.9

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31,

(In millions)	2024	2023	2022
Cash flows from operating activities			
Net income	**$ 132.1**	$ 105.7	$ 126.3
Reconciliation to net cash provided by operating activities:			
Depreciation and amortization	**124.0**	124.8	126.2
Amortization of deferred financing costs and debt discount	**0.4**	0.6	0.7
Deferred income taxes	**(16.7)**	(32.7)	(3.1)
Equity in earnings from affiliated companies	**—**	(8.1)	(8.1)
Stock-based compensation	**22.2**	20.9	20.0
Restructuring expenses, net of payments	**—**	(4.4)	(0.7)
Pension settlement	**—**	70.5	—
Gain on sale of assets	**—**	(0.8)	(19.4)
Impairment of assets	**28.9**	3.1	1.6
Loss (gain) on sale of investments	**—**	3.0	(0.3)
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	**10.7**	(8.9)	(62.8)
Increase in inventories	**(34.0)**	(8.9)	(82.4)
(Increase) decrease in prepaid expenses and other current assets	**(6.7)**	2.6	(8.3)
Increase (decrease) in accounts payable/accrued liabilities	**29.2**	(12.2)	80.8
Other – net	**(0.2)**	1.9	2.6
Net cash provided by operating activities	**289.9**	257.1	173.1
Cash flows from investing activities			
Capital expenditures	**(87.0)**	(108.2)	(76.3)
Proceeds from sale of assets	**—**	10.3	21.2
Proceeds from sale of investments	**—**	47.2	0.5
Net cash used for investing activities	**(87.0)**	(50.7)	(54.6)
Cash flows from financing activities			
Borrowing from senior unsecured credit facility - 2028	**160.0**	98.0	—
Repayment of senior unsecured credit facility - 2028	**(160.0)**	(98.0)	—
Borrowing from senior unsecured credit facility - 2024	**—**	65.0	50.0
Repayment of senior unsecured credit facility - 2024	**—**	(90.0)	(150.0)
Repayment of finance lease obligation and other debt, net	**0.3**	(0.2)	(0.6)
Issuance costs related to senior credit facility	**—**	(2.5)	—
Dividends paid	**(49.3)**	(42.2)	(33.7)
Repurchase of stock	**(252.2)**	(30.1)	—
Activity under stock plans	**(0.5)**	7.4	4.3
Net cash used for financing activities	**(301.7)**	(92.6)	(130.0)
Effect of exchange rate changes on cash and cash equivalents	**(2.8)**	1.2	(4.2)
Net (decrease) increase in cash and cash equivalents	**(101.6)**	115.0	(15.7)
Cash and cash equivalents at beginning of period	**227.0**	112.0	127.7
Cash and cash equivalents at end of period	**$ 125.4**	$ 227.0	$ 112.0
Supplemental data:			
Cash paid during the year for:			
Interest, net of capitalized interest	**$ 33.5**	$ 34.6	$ 35.4
Income Taxes	**$ 42.2**	$ 59.1	$ 35.9
Accrual basis additions to property, plant and equipment	**$ 81.1**	$ 121.6	$ 69.8

The accompanying notes are an integral part of these consolidated financial statements.

Notes To The Consolidated Financial Statements

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel", "the Company", "we", "us", or "our"), is a global leader in advanced lightweight composites technology. We propel the future of flight, energy generation, transportation, and recreation through excellence in providing innovative high-performance material solutions that are lighter, stronger and tougher, helping to create a better world for us all. Our broad product range includes carbon fiber, specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb, resins, engineered core and composite structures for use in commercial aerospace, space and defense, and industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Europe, Asia Pacific, India, and Africa. We also had a presence in Malaysia where we were a partner in a joint venture which manufactures composite structures for Commercial Aerospace applications. In December 2023, we sold our 50% interest in the joint venture and received net proceeds of approximately $44.7 million and recorded a loss on the sale of $3.0 million (including the write-off of approximately $9.0 million in currency translation adjustments) which was included in Other expense in the Consolidated Statements of Operations for the year ended December 31, 2023.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hexcel Corporation and its subsidiaries after elimination of all intercompany accounts, transactions, and profits. Results for the years ended 2023 included our 50% equity ownership investment in the joint venture in Malaysia which was accounted for using the equity method of accounting. As mentioned above, we sold our interest in the joint venture in December 2023.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by us pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and are in conformity with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year end is December 31. Unless otherwise stated, all years and dates refer to our fiscal year.

Assets and Liabilities Held for Sale

During the fourth quarter of 2024, the Company announced it was exploring strategic options for its operations in Austria and is undergoing a process to find a suitable successor for the Neumarkt plant. The products produced at our Neumarkt, Austria plant include those for the wind market. However, over the last several years, the wind energy market has moved away from using Hexcel's glass prepreg products, resulting in the low volumes we are selling today.

As of December 31, 2024, the assets and liabilities of the Austria operations have been classified as held for sale and an impairment charge was recorded to other operating expense to reduce the carrying amount of the investment to the estimated fair value. The table below presents the carrying amounts of the assets and liabilities potentially included as part of the expected sale:

(In millions)	December 31, 2024
Accounts receivable	$ 6.2
Inventories	1.3
Assets held for sale	$ 7.5
Accounts payable	$ 2.4
Accrued liabilities	0.9
Other non-current liabilities	0.9
Liabilities held for sale	$ 4.2

Use of Estimates

Preparation of the accompanying consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less when purchased. Our cash equivalents are held in money market investments with strong sponsor organizations which are monitored on a continuous basis.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost determined using a standard rate per unit of finished goods when the plant is operating at normal or planned capacity. Inventory is reported at its estimated net realizable value based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors. Inventory cost consists of materials, labor, and manufacturing related overhead associated with the purchase and production of inventories.

Property, Plant and Equipment

Property, plant and equipment, including capitalized interest applicable to major project expenditures, is recorded at cost. Asset and accumulated depreciation accounts are eliminated for dispositions, with resulting gains or losses reflected in earnings. Depreciation of plant and equipment is provided generally using the straight-line method over the estimated useful lives of the various assets. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.

Leases

The Company regularly enters into operating leases for certain buildings, equipment, parcels of land, and vehicles and accounts for such leases under the provisions of Accounting Standards Codification ("ASC") 842, accounting for leases. Accordingly, we capitalize all agreements with terms for more than one year, where a right of use asset was identified. Generally, amounts capitalized represent the present value of minimum lease payments over the term, and the duration is equivalent to the base agreement, however, management uses certain assumptions when determining the value and duration of leases. These assumptions include, but are not limited to, the probability of renewing a lease term, certain future events impacting lease payments, as well as fair values not explicit in an agreement. Such assumptions impacted the duration of many of our building leases, as well as certain of our equipment leases. In addition, we elected certain expedients, such as the election to capitalize lease and non-lease components of an agreement as a single component for purposes of simplicity, with the exception of those related to equipment and machinery.

In determining the lease renewal, management considers the need and ability to substitute a given asset, as well as certain conditions such as related contractual obligations to our customers (i.e., a contractual obligation of a customer requiring certain manufacturing proximities). In determining fair value, management considers the stand-alone value of an asset in an ordinary market as well as incurring certain costs to terminate an agreement. Most of our leases do not include variable payments but contain scheduled escalations. Any lease payments tied to certain future indexes are adjusted on a go-forward basis as those indexes become known.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. Goodwill is tested for impairment at the reporting unit level annually, in the fourth quarter, or when events or changes in circumstances indicate that goodwill might be impaired. The Company performed a qualitative assessment ("Step Zero") and determined that it was more likely than not that the fair values of our reporting units were not less than their carrying values and it was not necessary to perform a quantitative goodwill impairment test.

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. We have indefinite lived intangible assets which are not amortized but are tested annually for impairment during the fourth quarter of each year, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of the indefinite lived intangible exceeds the fair value, it is written down to its fair value, which is calculated using a discounted cash flow model.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property, plant and equipment and definite-lived intangible assets, for impairment whenever changes in circumstances or events may indicate that the carrying amounts are not recoverable. These indicators include, but are not limited to: a significant decrease in the market price of a long-lived asset, a significant change in the extent or manner in which a long-lived asset is used or its physical condition, a significant adverse change in legal factors or business climate that could affect the value of a long-lived asset, an accumulation of costs significantly in excess of the amount expected for the acquisition or construction of a long-lived asset, a current period operating or cash flow loss combined with a history of losses associated with a long-lived asset and a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated life.

Software Development Costs

Costs incurred to develop software for internal use and for software accessed through the cloud in a hosting arrangement are accounted for under ASC 350-40, *"Internal-Use Software."* All costs relating to the preliminary project stage and the post-implementation/operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the useful life of the software or the noncancelable term of the hosting arrangement, which can range from three to ten years. The amortization of capitalized costs commences after testing has been completed, the software/module/component is ready for its intended use and is not dependent on the completion on any other modules/components.

Debt Financing Costs

Debt financing costs are deferred and amortized to interest expense over the life of the related debt. We capitalize financing fees related to our revolving credit facility and record them as a non-current asset in our Consolidated Balance Sheets. Financing fees related to our bonds and notes are capitalized and recorded as a non-current contra liability in our Consolidated Balance Sheets. See Note 6, Debt, for further information on debt financing costs.

Share-Based Compensation

The fair value of Restricted Stock Units ("RSUs") is equal to the market price of our stock at date of grant and is amortized to expense ratably over the vesting period. Performance restricted stock units ("PRSUs") are a form of RSUs in which the number of shares ultimately received depends on the extent to which we achieve a specified performance target. The fair value of the PRSU is based on the closing market price of the Company's common stock on the date of grant and is amortized straight-line over the total vesting period. A change in the performance measure expected to be achieved is recorded as an adjustment in the period in which the change occurs. We use the Black-Scholes model to calculate the fair value for all stock option grants, based on the inputs relevant on the date granted, such as the market value of our shares, prevailing risk-free interest rate, etc. The value of the portion of the award, after considering potential forfeitures, that is ultimately expected to vest is recognized as expense in our consolidated statements of operations on a straight-line basis over the requisite service periods. The value of RSUs, PRSUs and non-qualifying options awards for retirement eligible employees is expensed on the grant date as they are fully vested.

Currency Translation

The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in "accumulated other comprehensive loss" in the stockholders' equity section of the Consolidated Balance Sheets.

Revenue Recognition

Revenue is predominantly derived from a single performance obligation under long-term agreements with our customers and pricing is fixed and determinable. The majority of our revenue is recognized at a point in time when the customer has obtained control of the product. We have determined that individual purchase orders ("PO"), whose terms and conditions taken with a master agreement, create the revenue contracts which are generally short-term in nature. For those sales which are not tied to a long-term agreement, we generate a PO that is subject to our standard terms and conditions.

Revenue is recognized over time for customer contracts that contain a termination for convenience clause ("T for C") and where the products produced do not have an alternative use. For revenue recognized over time, we estimate the amount of revenue earned at a given point during the production cycle based on certain costs factors such as raw materials and labor incurred to date, plus a reasonable profit, which is known as the cost-to-cost input method.

Our revenue recognition policy recognizes the following practical expedients allowed under ASC 606:

- Payment terms with our customers which are one year or less, are not considered a performance obligation.

- Shipping and handling fees and costs incurred in connection with products sold are recorded in cost of sales in our Consolidated Statements of Operations and are not considered a performance obligation to our customers.

- Our performance obligations on our orders are generally satisfied within one year from a given reporting date therefore we omit disclosure of the transaction price allocated to remaining performance obligations on open orders.

Product Warranty

We provide for an estimated amount of product warranty at the point a claim is probable and estimable. This estimated amount is provided by product and based on current facts, circumstances, and historical warranty experience.

Research and Technology

Significant costs are incurred each year in connection with research and technology ("R&T") programs that are expected to contribute to future earnings. Such costs are related to the development and, in certain instances, the qualification and certification of new and improved products and their uses. R&T costs are expensed as incurred.

Income Taxes

We provide for income taxes using the asset and liability approach. Under this approach, deferred income tax assets and liabilities reflect tax net operating loss and credit carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is not more likely than not, based on the evaluation of positive and negative evidence, that the deferred tax assets will be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets' attributes. When events and circumstances dictate, we evaluate the realizability of our deferred tax assets and the need for a valuation allowance by forecasting future taxable income. Investment tax credits are recorded on a flow-through basis, which reflects the credit in net income as a reduction of the provision for income taxes in the same period as the credit is realized for federal income tax purposes. In addition, we recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the Consolidated Statements of Operations.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of trade accounts receivable. Two customers and their related subcontractors accounted for approximately 55% of our annual net sales in 2024, 54% in 2023 and 51% in 2022. Refer to Note 18 for further information on significant customers. We perform ongoing credit evaluations of our customers' financial condition but generally do not require collateral or other security to support customer receivables. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other financial information.

Derivative Financial Instruments

We use various financial instruments, including foreign currenWe use various financial instruments, including foreign currency forward exchange contracts, commodity, and interest rate agreements, to manage our exposure to market fluctuations by generating cash flows that offset, in relation to their amount and timing, the cash flows of certain foreign currency denominated transactions, commodities or underlying debt instruments. We mark our foreign exchange forward contracts to fair value. When the derivatives qualify, we designate our foreign currency forward exchange contracts as cash flow hedges against forecasted foreign currency denominated transactions and report the changes in fair value of the instruments in "accumulated other comprehensive loss" until the underlying hedged transactions affect income. We designate our interest rate agreements as fair value or cash flow hedges against specific debt instruments and recognize interest differentials as adjustments to interest expense as the differentials may occur; the fair value of the interest rate swaps is recorded in other assets or other non-current liabilities with a corresponding amount to "accumulated other comprehensive loss". We do not use financial instruments for trading or speculative purposes.

In accordance with accounting guidance, we recognize all derivatives as either assets or liabilities on our Consolidated Balance Sheets and measure those instruments at fair value.

Self-insurance

We are self-insured up to specific levels for certain medical and health insurance and workers' compensation plans. Accruals are established based on actuarial assumptions and historical claim experience and include estimated amounts for incurred but not reported claims.

Recently Issued Accounting Standards

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which amends the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the standard during the fourth quarter of 2024. For further information see Note 18, Segment Information.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 240)*, which modifies the rules on income tax disclosures to require entities to disclose (1) specific categories in the rate reconciliation, (2) the income or loss from continuing operations before income tax expense or benefit disaggregated between domestic and foreign and (3) income tax expense or benefit from continuing operations disaggregated by Federal, state, and foreign. The update also requires entities to disclose their income tax payments to various jurisdictions. This standard is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025. We do not expect this new standard to have a significant impact to our disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statement disclosures.

NOTE 2 — INVENTORIES

	December 31,	
(In millions)	2024	2023
Raw materials	$ 161.1	$ 131.4
Work in progress	41.6	46.0
Finished goods	153.5	157.0
Total inventory	$ 356.2	$ 334.4

NOTE 3 — ACCOUNTS RECEIVABLE

	December 31,	
(In millions)	2024	2023
Accounts receivable	$ 212.8	$ 235.1
Allowance for doubtful accounts	(0.8)	(0.4)
Accounts receivable, net	$ 212.0	$ 234.7

Bad debt expense was immaterial for all years presented.

NOTE 4 — NET PROPERTY, PLANT AND EQUIPMENT

	December 31,	
(In millions)	2024	2023
Land	$ 119.2	$ 120.6
Buildings	727.5	733.7
Equipment	2,028.1	2,072.7
Construction in progress	285.5	265.0
Finance lease	2.8	3.5
Property, plant and equipment	3,163.1	3,195.5
Less accumulated depreciation	(1,566.4)	(1,516.8)
Net property, plant and equipment	$ 1,596.7	$ 1,678.7

Depreciation expense related to property, plant and equipment for the years ended December 31, 2024, 2023 and 2022, was $117.5 million, $118.0 million and $119.4 million, respectively. Capitalized interest of $10.7 million, $6.7 million, and $12.3 million for 2024, 2023 and 2022, respectively, was included in construction in progress. Capitalized costs associated with software accessed through a hosting arrangement were $17.6 million for 2024, $7.4 million for 2023, and were not material for 2022.

NOTE 5 — GOODWILL AND PURCHASED INTANGIBLE ASSETS

Changes in the carrying amount of gross goodwill and other purchased intangibles for the years ended December 31, 2024 and 2023, by segment, are as follows:

(In millions)	Composite Materials	Engineered Products	Total
Balance as of December 31, 2022	$ 86.9	$ 169.1	$ 256.0
Amortization expense	(1.8)	(5.0)	(6.8)
Currency translation adjustments and other	2.1	—	2.1
Balance as of December 31, 2023	$ 87.2	$ 164.1	$ 251.3
Amortization expense	(1.8)	(5.0)	(6.8)
Intangible Asset Impairment	—	(5.2)	(5.2)
Currency translation adjustments and other	(2.3)	—	(2.3)
Balance as of December 31, 2024	$ 83.1	$ 153.9	$ 237.0

We performed our annual impairment review of goodwill as of November 30, 2024 and determined that it was more likely than not that the fair values of our reporting units are above their carrying values and that no impairment exists. During the fourth quarter of 2024, we separately recorded an intangible asset impairment charge of $5.2 million as the net book value exceeded the expected fair value of these assets upon divestiture. The goodwill and intangible asset balances as of December 31, 2024 included $4.3 million of indefinite-lived intangible assets, $46.2 million of a definite-lived intangible asset (net of accumulated amortization of $51.3 million) and $186.5 million of goodwill. Of the $186.5 million of goodwill, $71.1 million is allocated to the Composite Materials segment and $115.4 million to the Engineered Products segment.

The weighted average remaining life of the finite lived intangible assets is 10 years. Amortization related to the definite lived intangible assets for the next five years and thereafter is as follows:

(In millions)	
2025	$ 5.5
2026	5.5
2027	5.4
2028	5.0
2029	5.0
Thereafter	19.8
Total	$ 46.2

NOTE 6 - DEBT

(In millions)	December 31, 2024	December 31, 2023
Current portion of finance lease	$ 0.1	$ 0.1
Current portion of debt	0.1	0.1
Senior unsecured credit facility - due 2028	—	—
4.7% senior notes — due 2025	300.0	300.0
3.95% senior notes — due 2027	400.0	400.0
Senior notes — original issue discount	(0.4)	(0.7)
Senior notes — deferred financing costs	(0.9)	(1.6)
Non-current portion of finance leases and other	1.9	1.7
Long-term debt	700.6	699.4
Total debt	$ 700.7	$ 699.5

Senior Unsecured Credit Facility

On April 25, 2023, the Company entered into a new credit agreement (the "Credit Agreement") to refinance its senior unsecured credit facility agreement (the "Facility"). Under the terms of the Credit Agreement the borrowing capacity remained at $750 million. The Facility matures in April 2028. In connection with the refinancing, the Company incurred approximately $2.5 million in financing costs which were deferred and are amortized over the life of the Facility.

Borrowings under the Facility bear interest for Secured Overnight Financing Rate ("SOFR") borrowings at (i) an Adjusted Term SOFR rate (subject to a 0.00% floor), where such "Adjusted Term SOFR" rate is equal to the Term SOFR rate for the applicable interest period plus 0.10%, plus the Applicable Margin or (ii) for base rate borrowings, the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) the Adjusted Term SOFR rate (subject to a 0.00% floor) for a one-month interest period plus 1.00%, in each case plus the Applicable Margin. The "Applicable Margin" initially was 1.125% for SOFR rate borrowings and 0.125% for base rate borrowings, and after September 30, 2023, could fluctuate, determined by reference to the more favorable to the Company of its (i) public debt rating and (ii) consolidated leverage ratio, as specified in the Credit Agreement. Up to $50 million of the Facility may be used for letters of credit. The Credit Agreement enables the Company, from time to time, to add term loans or to increase the revolving credit commitment in an aggregate amount not to exceed $500 million.

The Credit Agreement contains customary covenants that place restrictions on, among other things, the incurrence of debt by any subsidiaries of the Company, granting of liens and sale of all or substantially all of the assets of the Company and its subsidiaries taken as a whole. The Credit Agreement also contains financial covenants that require the Company to maintain a minimum interest coverage ratio and a maximum consolidated net leverage ratio. As of December 31, 2024, we were in compliance with all debt covenants.

As of December 31, 2024, there were no outstanding borrowings under the Facility. Outstanding letters of credit reduce the amount available for borrowing under the Facility. As of December 31, 2024, there were no issued letters of credit under the Facility, resulting in undrawn availability under the Facility of $750 million. The weighted average interest rate for the Facility was 6.5% for the year ended December 31, 2024.

The balance of unamortized deferred financing costs related to the Facility was $2.0 million at December 31, 2024 and $2.5 million at December 31, 2023.

3.95% Senior Notes

In 2017, the Company issued $400 million in aggregate principal amount of 3.95% Senior Unsecured Notes due in 2027. The interest rate on these senior notes may be increased by 0.25% each time a credit rating applicable to the notes is downgraded. The maximum rate is 5.95%. The effective interest rate for 2024 was 4.0% inclusive of an approximately 0.25% benefit of treasury locks. The fair value of the senior notes due in 2027 based on quoted prices utilizing Level 2 inputs (as defined in Note 19) was $391.2 million at December 31, 2024. The balance of unamortized deferred financing costs and debt discount related to the senior notes was $1.1 million at December 31, 2024 and $1.7 million at December 31, 2023.

4.7% Senior Notes

In 2015, the Company issued $300 million in aggregate principal amount of 4.7% Senior Unsecured Notes due in 2025. In accordance with ASC 470-10-45-14 the Company classified the 4.7% Senior Unsecured Notes due in August 2025 as long-term debt at December 31, 2024 due to the Company's intent to refinance the senior notes on a long-term basis and the Company's ability to consummate such refinancing as the Company has the ability to draw on the Credit Agreement for the full amount of the Company's obligations under the senior notes. The interest rate on these senior notes may be increased by 0.25% each time a credit rating applicable to the notes is downgraded. The maximum rate is 6.7%. The effective interest rate for 2024 was 4.9%. The fair value of the senior notes based on quoted prices utilizing Level 2 inputs was $299.4 million at December 31, 2024. The balance for unamortized deferred financing costs and debt discount related to the senior notes was $0.2 million at December 31, 2024 and $0.6 million at December 31, 2023.

NOTE 7 — LEASES

At December 31, 2024, we had approximately $25.4 million of right of use assets recorded in non-current other assets, and $25.4 million of related liabilities, $19.4 million of which was included in other non-current liabilities with the current portion of $6.0 million included in accrued liabilities. The weighted average of the remaining lease terms was approximately 6 years. We discount the future lease payments of our leases using the prevailing rates extended to us by our lenders relevant to the period of inception. These rates are comprised of LIBOR or SOFR plus a stated spread less a component related to collateralization. The rates are relative to the duration of the lease at inception and the country of origin. The weighted average interest rate used in calculating the fair values listed above was 3.8%.

The following table lists the schedule of future undiscounted cash payments related to right of use assets by year:

(In millions)	
2025	$ 6.7
2026	6.0
2027	5.0
2028	4.2
2029	2.5
Thereafter	3.9
Total lease payments	28.3
Less: Imputed interest	2.9
Present value of lease payments	$ 25.4

Operating lease expense recognized during the year ended December 31, 2024, 2023 and 2022, was $15.3 million, $16.1 million and $15.2 million, respectively. Expense related to operating leases which have a duration of a year or less were not material. Expenses for finance leases for the years ended December 31, 2024, 2023 and 2022 were not material.

(In millions)	Balance Sheet Classification	2024	2023
Operating lease ROU assets	Other assets	$ 25.4	$ 29.3
Operating lease current liabilities	Accrued liabilities	6.0	7.3
Operating lease long-term liabilities	Other non-current liabilities	19 .4	22.0
Total operating lease liabilities		$ 25.4	$ 29.3
Finance lease, gross	Property, plant & equipment, net	2.8	3.5
Finance lease accumulated depreciation	Property, plant & equipment, net	1.2	1.5
Finance lease, net		$ 1.6	$ 2.0
Finance lease current liabilities	Accrued liabilities	0.1	0.1
Finance lease long-term liabilities	Long-term debt	—	0.1
Total finance lease liabilities		$ 0.1	$ 0.2

NOTE 8 — RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We maintain qualified defined benefit retirement plans coveringWe maintain qualified defined benefit retirement plans covering certain current and former European employees, as well as non-qualified defined benefit retirement plans, and retirement savings plans covering certain eligible U.S. and European employees and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees.

Accounting standards require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumption used in the net periodic cost calculations of our funded European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. The rate of compensation increases for nonqualified pension plans, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and termination rates are based primarily on actual plan experience. The mortality table used for the U.S. plans is based on the Pri-2012 White Collar Healthy Annuitant Mortality Table with Improvement Scale MP-2021 and for the U.K. Plan the S2PXA base table with future improvements in line with the CMI 2022 projection model with a long-term trend rate of 1.25% per annum.

Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

U.S. Defined Benefit Retirement Plans

We have nonqualified defined benefit retirement plans covering certain current and former U.S. employees that are funded as benefits are incurred. Under the provisions of these plans, we expect to contribute approximately $16.5 million in 2025 to cover unfunded benefits, including approximately $15.9 million for a one-time lump sum payment.

Multi-Employer Plan

The Company is party to a multi-employer pension plan covering certain U.S. employees with union affiliations. The plan is the Western Metal Industry Pension Fund, ("the Plan"). The Plan's employer identification number is 91-6033499; the Plan number is 001. In 2024, 2023 and 2022 the Plan reported Hexcel Corporation as being an employer that contributed greater than 5% of the Plan's total contributions. The collective bargaining agreement was renewed on November 20, 2020 retroactively to October 1, 2020 for a five-year term. The Plan has been listed in "critical status" and has been operating in accordance with a Rehabilitation Plan since 2010. The Plan, as amended under the Rehabilitation Plan, reduced the adjustable benefits of the participants, and levied a surcharge on employer contributions. The Company contributed $1.7 million in 2024, $1.6 million in 2023 and $1.5 million in 2022. We expect the Company's contribution to be approximately $1.8 million in 2025 and remain at that level over the remaining term.

U.S. Retirement Savings Plan

Under the retirement savings plan, eligible U.S. employees can contribute up to 75% of their annual compensation to an individual 401(k) retirement savings account. The Company makes matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation each year. We also contribute an additional 2% to 4% of each eligible U.S. employee's salary to an individual 401(k) retirement savings account. This increases the maximum contribution to individual U.S. employee savings accounts to between 5% and 7% per year before any profit-sharing contributions that are made when we meet or exceed certain performance targets that are set annually. These profit-sharing contributions are made at the Company's discretion and are targeted at 3% of an eligible U.S. employee's pay, with a maximum of 4.5%.

U.S. Postretirement Plans

In addition to defined benefit and retirement savings plan benefits, we also provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. Depending upon the plan, benefits are available to eligible employees who retire after meeting certain age and service requirements and were employed by Hexcel as of February 1996. Our funding policy for the postretirement health care and life insurance benefit plans is generally to pay covered expenses as they are incurred. Under the provisions of these plans, we expect to contribute approximately $0.2 million in 2025 to cover unfunded benefits.

Non-Qualified Deferred Compensation Plan

Under the deferred compensation plan, eligible U.S. employees may make tax-deferred contributions that cannot be made under the 401(k) Plan because of Internal Revenue Service limitations. We match 50% of a participant's contributions up to 6% of the participants excess compensation pay as well as provide the same fixed and profit-sharing contributions as provided under the 401(k) plan.

We have elected to fund our deferred compensation obligation through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency, but the assets held in the rabbi trust are not available for general corporate purposes. Amounts in the rabbi trust are invested in a number of funds based on the funds available under our 401(k) plan, other than the Hexcel stock fund. The securities are carried at fair value and are included in other assets on the Consolidated Balance Sheets. We record trading gains and losses in general and administrative expenses on the Consolidated Statements of Operations, along with the offsetting amount related to the increase or decrease in deferred compensation to reflect our exposure to liabilities for payment under the deferred compensation plan.

European Defined Benefit Retirement Plans

We have defined benefit retirement plans in Belgium, France, and Austria covering certain employees of our subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan"), the largest of the European plans, was terminated in 2011 and replaced with a defined contribution plan. The total assets in the U.K. Plan were held in a variety of investments. Equity investments and growth fund investments were made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return and minimizing the impact of market fluctuations on the fair value of the plan assets. In 2020 and 2021, the plan bought insurance policies through the same insurer, referred to as a buy-in, which immunized the full amount of the liability. In the fourth quarter of 2023, the Company finalized a buy out, at which point the third party insurer became legally responsible to pay the retirement benefits to plan participants. The Company no longer has any obligations relative to the plan. In connection with the buy-out, in 2023, the Company reported a pre-tax non-cash settlement charge of approximately $70.5 million and a gain of $1.9 million related to excess assets from the UK pension plan that reverted back to the Company, which were recorded in Other expense (income) on the Consolidated Statements of Operations. Under the provisions of these plans, we expect to contribute approximately $1.3 million in 2025 to cover unfunded benefits.

U.K. Defined Contribution Pension Plan

Under the Defined Contribution Plan, eligible U.K. employees can belong to the Deferred Contribution Plan on a non-participatory basis or can elect to contribute 3%, 5% or 7% of their pensionable salary. The Company will contribute 5%, 9% and 13% respectively. The plan also provides life insurance and disability insurance benefits for members.

Retirement and Other Postretirement Plans – France

The employees of our French subsidiaries are entitled to receive a lump-sum payment upon retirement subject to certain service conditions under the provisions of the national chemicals and textile workers collective bargaining agreements. The amounts attributable to the French plans have been included within the total expense and obligation amounts noted for the European plans.

Net Periodic Pension Expense

Net periodic expense for our U.S. and European qualified and nonqualified defined benefit pension plans and our retirement savings plans for the three years ended December 31, 2024 is detailed in the table below.

(In millions)	2024	2023	2022
Defined benefit retirement plans	$ 1.6	$ 5.7	$ 5.7
Union sponsored multi-employer pension plan	1.7	1.5	1.3
Retirement savings plans-matching contributions	11.6	10.5	9.6
Retirement savings plans-profit sharing contributions	11.1	9.6	5.3
Net periodic expense	$ 26.0	$ 27.3	$ 21.9

Defined Benefit Retirement and Postretirement Plans

Net periodic cost of our defined benefit retirement and postretirement plans for the three years ended December 31, 2024, were:

(In millions)	U.S. Plans			European Plans		
Defined Benefit Retirement Plans	2024	2023	2022	2024	2023	2022
Service cost	$ —	$ 1.3	$ 1.2	$ 0.6	$0.5	$ 0.7
Interest cost	0.9	0.9	0.4	0.6	4.9	2.1
Expected return on plan assets	—	—	—	(0.1)	(4.7)	(2.1)
Net amortization	(0.5)	0.1	1.0	0.1	2.5	2.1
Net periodic pension cost (income)	$ 0.4	$ 2.3	$ 2.6	$ 1.2	$ 3.2	$ 2.8

The above amounts for the year ended December 31, 2023 do not include a non-cash charge of $70.5 million related to the completion of the buy-out of the UK pension plan and a gain of $1.9 million related to excess assets from the UK pension plan that reverted back to the Company. Completion of the buy-out of the UK pension plan and a gain of $1.9 million related to excess assets from the UK pension plan that reverted back to the Company which were recorded in Other expense (income) on the Consolidated Statements of Operations.

(In millions)	2024	2023	2022
U.S. Postretirement Plans			
Interest cost	$ —	$ —	$ —
Net amortization and deferral	—	(0.8)	(1.1)
Net periodic postretirement benefit income	$ —	$ (0.8)	$ (1.1)

	Defined Benefit Retirement Plans				Postretirement Plans	
	U.S. Plans		European Plans			
(In millions)	2024	2023	2024	2023	2024	2023
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss						
Net loss (gain)	$ 1.8	$ (3.3)	$ 0.4	$ 4.9	$ —	$ (0.1)
Amortization of actuarial gains (losses)	0.5	—	(0.1)	(70.5)	—	0.8
Prior service cost	—	(0.1)	—	(1.1)	—	—
Effect of foreign exchange	—	—	—	1.8	—	—
Total recognized in other comprehensive income (loss), (pre-tax)	$ 2.3	$ (3.4)	$ 0.3	$ (64.9)	$ —	$ 0.7

The benefit obligation, fair value of plan assets, funded status, and amounts recognized in the consolidated financial statements for our defined benefit retirement plans and postretirement plans, as of and for the years ended December 31, 2024 and 2023, were:

| | Defined Benefit Retirement Plans | | | | Postretirement Plans | |
| | U.S. Plans | | European Plans | | | |
(In millions)	2024	2023	2024	2023	2024	2023
Change in benefit obligation:						
Benefit obligation - beginning of year	**$ 18.1**	$ 19.9	**$ 17.7**	$ 128.8	**$ 1.0**	$ 1.2
Service cost	**—**	1.3	**0.6**	0.5	**—**	—
Interest cost	**0.9**	0.9	**0.6**	4.9	**—**	—
Plan participants' contributions	**—**	—	**—**	—	**—**	—
Actuarial loss (gain)	**1.1**	(3.3)	**0.3**	(14.8)	**(0.2)**	(0.1)
Plan amendments and acquisitions	**—**	—	**—**	—	**—**	—
Curtailments and settlements	**0.7**	—	**(0.8)**	(99.8)	**—**	—
Benefits and expenses paid	**(0.7)**	(0.7)	**(0.8)**	(4.7)	**—**	(0.1)
Currency translation adjustments	**—**	—	**(0.7)**	2.8	**—**	—
Benefit obligation - end of year	**$ 20.1**	$ 18.1	**$ 16.9**	$ 17.7	**$ 0.8**	$ 1.0
Change in plan assets:						
Fair value of plan assets - beginning of year	**$ —**	$ —	**$ 4.6**	$ 122.1	**$ —**	$ —
Actual return on plan assets	**—**	—	**0.1**	(15.6)	**—**	—
Employer contributions	**0.7**	0.7	**1.1**	(0.9)	**0.1**	0.1
Plan participants' contributions	**—**	—	**—**	—	**—**	—
Benefits and expenses paid	**(0.7)**	(0.7)	**(0.8)**	(4.7)	**(0.1)**	(0.1)
Curtailments and settlements	**—**	—	**(0.8)**	(99.8)	**—**	—
Currency translation adjustments	**—**	—	**(0.2)**	3.5	**—**	—
Fair value of plan assets - end of year	**$ —**	$ —	**$ 4.0**	$ 4.6	**$ —**	$ —
Amounts recognized in Consolidated Balance Sheets:						
Non-current assets	**$ —**	$ —	**$ —**	$ —	**$ —**	$ —
Current liabilities	**$ 16.2**	$ 1.3	**$ 1.0**	$ 0.8	**$ 0.2**	$ 0.2
Non-current liabilities	**3.9**	16.8	**11.9**	12.3	**0.6**	0.9
Total liabilities (a)	**$ 20.1**	$ 18.1	**$ 12.9**	$ 13.1	**$ 0.8**	$ 1.1
Amounts recognized in Accumulated Other Comprehensive Loss:						
Actuarial net gain	**$ 0.3**	$ 2.6	**$ 1.1**	$ 0.8	**$ 0.5**	$ 0.3
Prior service cost	**—**	—	**—**	—	**—**	—
Total amounts recognized in accumulated other comprehensive loss	**$ 0.3**	$ 2.6	**$ 1.1**	$ 0.8	**$ 0.5**	$ 0.3

(a) The current and non-current portions of the accrued benefit costs for the defined benefit retirement plans and postretirement benefit plans are included within "accrued compensation and benefits" and "retirement obligations", respectively, in the accompanying consolidated balance sheets.

The measurement date used to determine the benefit obligations and plan assets of the defined benefit retirement and postretirement plans was December 31, 2024. All costs related to our pensions are included as a component of operating income in our Consolidated Statements of Operations. For the years ended December 31, 2024, 2023 and 2022 amounts unrelated to service costs were a benefit of $1.0 million, $2.9 million and $2.4 million, respectively.

The total accumulated benefit obligation ("ABO") for the U.S. defined benefit retirement plans was $20.1 million and $17.8 million as of December 31, 2024 and 2023, respectively. The European plans' ABO exceeded plan assets as of December 31, 2024 by $9.6 million and in 2023 by $8.8 million. The ABO for these plans was $13.6 million and $13.4 million as of December 31, 2024 and 2023, respectively.

Benefit payments for the plans are expected to be as follows:

(In millions)	U.S. Plans	European Plans	Postretirement Plans
2025	$ 16.5	$ 1.3	$ 0.2
2026	0.6	1.4	0.2
2027	0.6	1.5	0.2
2028	0.5	1.8	0.1
2029	0.5	0.9	0.1
2029-2033	1.7	7.1	0.2
	$ 20.4	$ 14.0	$ 1.0

Fair Values of Pension Assets

The following table presents pension assets measured at fair value at December 31, 2024 and 2023 utilizing the fair value hierarchy discussed in Note 19:

(In millions) Description	December 31, 2024	Fair Value Measurements at December 31, 2024 Level 1	Level 2	Level 3
Insurance contracts	$ 2.0	$ —	$ —	$ 2.0
Diversified investment funds	2.0	—	—	2.0
Total assets	$ 4.0	$ —	$ —	$ 4.0

Description	December 31, 2023	Fair Value Measurements at December 31, 2023 Level 1	Level 2	Level 3
Insurance contracts	$ 2.4	$ —	$ —	$ 2.4
Diversified investment funds	2.2	—	—	2.2
Total assets	$ 4.6	$ —	$ —	$ 4.6

Prior to the buy-out, the U.K. Plan invested funds were not exchange-listed and were, therefore, classified as Level 3.

(In millions) Reconciliation of Level 3 Assets	Balance at January 1, 2024	Actual return on plan assets	Purchases, sales and settlements	Changes due to exchange rates	Balance at December 31, 2024
Diversified investment funds	$ 2.2	$ —	$ (0.1)	$ (0.1)	$ 2.0
Insurance contracts	2.4	0.1	(0.4)	(0.1)	2.0
Total level 3 assets	$ 4.6	$ 0.1	$ (0.5)	$ (0.2)	$ 4.0

Reconciliation of Level 3 Assets	Balance at January 1, 2023	Actual return on plan assets	Purchases, sales and settlements	Changes due to exchange rates	Balance at December 31, 2023
Diversified investment funds	$ 1.8	$ 0.1	$ 0.2	$ 0.1	$ 2.2
Insurance contracts	112.9	(16.5)	(97.2)	3.2	2.4
Total level 3 assets	$ 114.7	$ (16.4)	$ (97.0)	$ 3.3	$ 4.6

The insurance contracts are Level 3 investments and are valued using unobservable inputs that are based on the best information available. The fair value of the assets is equal to the total amount of all individual technical reserves plus the non-allocated employer's financing fund reserves at the valuation date. The individual technical and financing fund reserves are equal to the accumulated paid contributions taking into account the insurance tariffication and any allocated profit-sharing return.

The index-linked gilt allocation provided a partial interest rate and inflation rate hedge against the valuation of the liabilities.

The diversified investment funds represent plan assets invested in a Pensionskasse (an Austrian multi-employer pension fund). The main holdings consist of equity, bonds, real estate and bank deposits.

The actual allocations for the pension assets at December 31, 2024 and 2023, and target allocations by asset class, are as follows:

Asset Class	Percentage of Plan Assets 2024	Target Allocations 2024	Percentage of Plan Assets 2023	Target Allocations 2023
Diversified investment funds	**49.4%**	**49.4%**	47.0%	47.0%
Insurance contracts	**50.6**	**50.6**	53.0	53.0
Total	**100%**	**100%**	100%	100%

Assumptions

The assumed discount rate for pension plans reflects the market rates for high-quality fixed income debt instruments currently available. A third party provided standard yield curve was used for the U.S. non-qualified and postretirement plans. We believe that the timing and amount of cash flows related to these instruments is expected to match the estimated defined benefit payment streams of our plans. The assumed discount rate for the U.S. non-qualified plans uses individual discount rates for each plan based on their associated cash flows.

Salary increase assumptions are based on historical experience and anticipated future management actions. For the postretirement health care and life insurance benefit plans, we review external data and our historical trends for health care costs to determine the health care cost trend rates. Retirement rates are based primarily on actual plan experience and on rates from previously mentioned mortality tables. Actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

Assumptions used to estimate the actuarial present value of benefit obligations at December 31, 2024, 2023 and 2022 are shown in the following table. These year-end values are the basis for determining net periodic costs for the following year.

	2024	2023	2022
U.S. defined benefit retirement plans:			
Discount rates	**5.00%**	4.7% — 4.8%	5.0% — 5.1%
Rate of increase in compensation	**3%**	3%	3%
European defined benefit retirement plans:			
Discount rates	**3.8% — 5.2%**	3.6% — 5.2%	3.1% — 3.95%
Rates of increase in compensation	**3.1% — 3.5%**	3.2% — 3.5%	3.2% — 3.5%
Expected long-term rates of return on plan assets	**2.0% — 3.0%**	2.0% — 3.0%	2.0% — 3.95%
Postretirement benefit plans:			
Discount rates	**5.0%**	4.7%	2.0%

The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the expected long-term rate of return and discount rate would have on the 2024 pension expense, and the impact on our retirement obligation as of December 31, 2024 for a one-percentage-point change in the discount rate:

(In millions)	U.S. Non-Qualified Pension Plans	U S Retiree Medical Plans
Periodic pension expense		
One-percentage-point increase:		
Expected long-term rate of return	N/A	N/A
Discount rate	$ —	$ —
One-percentage-point decrease:		
Expected long-term rate of return	N/A	N/A
Discount rate	$ —	$ —
Retirement obligation		
One-percentage-point increase in discount rate	$ (0.3)	$ —
One-percentage-point decrease in discount rate	$ 0.3	$ —

The annual rate of increase in the per capita cost of covered health care benefits is assumed to be 6.5% for medical rates and are assumed to gradually decline to 4.75% by 2031.

NOTE 9 — INCOME TAXES

Income before income taxes and the provision for income taxes, for the three years ended December 31, 2024, were as follows:

(In millions)	2024	2023	2022
Income before income taxes:			
U.S.	$ 97.8	$ 128.5	$ 110.6
International	57.1	(18.8)	39.2
Total income before income taxes	$ 154.9	$ 109.7	$ 149.8
Income tax expense (benefit):			
Current:			
U.S.	$ 28.7	$ 38.3	$ 28.3
International	10.8	6.5	6.4
Current income tax expense	39.5	44.8	34.7
Deferred:			
U.S.	(28.6)	(17.0)	(8.9)
International	11.9	(15.7)	5.8
Deferred income tax benefit	(16.7)	(32.7)	(3.1)
Total income tax expense	$ 22.8	$ 12.1	$ 31.6

A reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 21.0% to the effective income tax rate, for the year ended December 31, 2024, 2023 and 2022 is as follows:

(In millions)	2024	2023	2022
Provision (benefit) for taxes at U.S. federal statutory rate	$ 32.5	$ 23.0	$ 31.5
State and local taxes, net of federal benefit	(0.3)	(1.3)	0.6
Foreign effective rate differential	2.8	2.0	1.5
R&D tax credits and related benefits	(16.5)	(5.1)	(3.4)
Change in valuation allowance	6.2	1.1	0.7
Remeasurement of deferred taxes	1.5	(1.1)	0.7
Employee benefits and related	2.2	1.7	1.5
Other	1.5	4.2	1.1
(Decrease) increase in reserves for uncertain tax positions	0.4	(0.1)	(0.5)
Pension Plan Settlement	—	(4.4)	—
U.S. foreign derived intangible income tax benefit	(4.3)	(3.9)	(2.1)
Tax Incentives	(3.2)	(4.0)	—
Total income tax expense	$ 22.8	$ 12.1	$ 31.6

We do not provide for additional income or withholding taxes for any undistributed foreign earnings as we do not currently have any specific plans to repatriate funds from our international subsidiaries; however, we may do so in the future if a dividend can be remitted with no material tax impact. As of December 31, 2024, we have approximately $223.0 million of unremitted foreign earnings that we intend to keep indefinitely reinvested. Additionally, due to withholding tax, basis computations and other tax related considerations, it is not practicable to estimate any taxes to be provided on outside basis differences at this time.

The Organization for Economic Cooperation and Development ("OECD") Pillar Two global minimum tax rules, requiring a minimum effective tax rate of 15%, are effective for tax years beginning on or after January 1, 2024. Under Pillar Two, a top-up tax will be required for certain jurisdictions whose effective tax rate falls below the 15% minimum rate. Although the U.S. has not yet enacted legislation to adopt Pillar Two, nearly all European Union member states have enacted the Pillar Two legislation. After considering the applicable tax law changes associated with Pillar Two legislation, we determined there was no material impact to our provision for income taxes for the 12 months ended December 31, 2024. The Company will continue to monitor for additional guidance and legislative changes related to Pillar Two in the jurisdictions where we operate.

Deferred Income Taxes

Deferred income taxes result from tax attributes including foreign tax credits, net operating loss carryforwards and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. Principal components of deferred income taxes as of December 31, 2024 and 2023 are:

(In millions)	2024	2023
Assets		
Net operating loss carryforwards	$ **76.0**	$ 89.8
Tax credit carryforwards	**10.3**	9.4
Stock-based compensation	**7.7**	9.4
Other comprehensive income	**1.4**	—
Inventory reserves	**10.8**	9.2
Right of use liability	**6.0**	6.9
Capitalized research and development expenditures	**43.8**	24.8
Reserves and other	**11.2**	12.0
Subtotal	**167.2**	161.5
Valuation allowance	**(13.7)**	(7.5)
Total assets	$ **153.5**	$ 154.0
Liabilities		
Accelerated depreciation	**(164.1)**	(177.2)
Accelerated amortization	**(18.8)**	(19.3)
Right of use asset	**(6.0)**	(6.9)
Other	**(5.9)**	(9.9)
Total liabilities	**(194.8)**	(213.3)
Net deferred tax liabilities	$ **(41.3)**	$ (59.3)

Deferred tax assets and deferred tax liabilities as presented in the Consolidated Balance Sheets as of December 31, 2024 and 2023 are as follows and are recorded in other assets and deferred income taxes in the Consolidated Balance Sheets:

(In millions)	2024	2023
Long-term deferred tax assets, net	$ **39.9**	$ 51.3
Long-term deferred tax liability, net	**(81.2)**	(110.6)
Net deferred tax liabilities	$ **(41.3)**	$ (59.3)

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The valuation allowance as of December 31, 2024 relates to certain U.S. and foreign tax attributes for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained. The valuation allowance increased by $6.2 million in 2024 primarily as a result of changes in the realization of deferred tax assets in a foreign jurisdiction. The net change in the total valuation allowance for the years ended December 31, 2024 and 2023, was an increase of $6.2 million and a decrease of $0.8 million, respectively.

Although realization is not assured, we have concluded that it is more likely than not that the deferred tax assets, for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Net Operating Loss & Tax Credit Carryforwards

At December 31, 2024, we had tax credit carryforwards for U.S. state tax purposes of $10.3 million available to offset future income taxes. These credits will begin to expire if not utilized in 2026. We also had net operating loss carryforwards for U.S. state and foreign income tax purposes of $2.8 million and $305.7 million, respectively, for which there were foreign valuation allowances of $15.2 million as of December 31, 2024. Our foreign net operating losses can be carried forward without limitation in Austria, Belgium, France, Luxembourg, and the U.K. We have a valuation allowance against certain foreign net operating losses for which the Company believes it is not more likely than not that the net operating losses will be utilized.

Uncertain Tax Positions

Our unrecognized tax benefits at December 31, 2024 relate to U.S. federal and various state jurisdictions.

The following table summarizes the activity related to our unrecognized tax benefits.

	Unrecognized Tax Benefits		
(In millions)	2024	2023	2022
Balance as of January 1,	$ 2.4	$ 2.5	$ 9.7
Additions based on tax positions related to the current year	0.5	0.4	0.2
Reductions for tax positions of prior years	—	—	—
Expiration of the statute of limitations for the assessment of taxes	(0.1)	(0.5)	(7.4)
Balance as of December 31,	$ 2.8	$ 2.4	$ 2.5

We had unrecognized tax benefits of $2.8 million at December 31, 2024, of which $2.8 million, if recognized, would impact our annual effective tax rate. In addition, we recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the Consolidated Statements of Operations. The Company did not recognize any interest expense or penalties related to the above unrecognized tax benefits in 2024 and 2023. The Company had no accrued interest as of December 31, 2024 and 2023.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The U.S. federal tax returns have been audited through 2016. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years in major jurisdictions that remain open to examination are the U.S. (2021 onward for Federal purposes and 2020 onward for state purposes), Austria (2019 onward), Belgium (2016 onward), France (2021 onward), Spain (2020 onward), Germany (2018 onward), Luxembourg (2019 onward), and the U.K. (2020 onward). We are currently under examination in certain foreign tax jurisdictions.

As of December 31, 2024, we had uncertain tax positions for which it is reasonably possible that amounts of unrecognized tax benefits could significantly change over the next year. These uncertain tax positions relate to our tax returns from 2014 onward. We believe it is reasonably possible that the total amount of unrecognized tax benefits disclosed as of December 31, 2024 may decrease by approximately $1.0 to $1.5 million in the fiscal year ending December 31, 2025 due to the expiration of statutes of limitation.

NOTE 10 — CAPITAL STOCK

Common Stock Outstanding

Common stock outstanding as of December 31, 2024, 2023 and 2022 was as follows:

(Number of shares in millions)	2024	2023	2022
Common stock:			
Balance, beginning of year	110.8	110.4	110.1
Activity under stock plans	0.8	0.4	0.3
Balance, end of year	111.6	110.8	110.4
Treasury stock:			
Balance, beginning of year	26.7	26.2	26.1
Repurchased	3.9	0.5	0.1
Balance, end of year	30.6	26.7	26.2
Common stock outstanding	81.0	84.1	84.2

Under the share repurchase plan adopted by the Board of Directors of the Company (the "Board") in May 2018 (the "2018 Repurchase Plan"), the Board authorized $500 million for the repurchase of the Company's common stock which was fully utilized as of June 30, 2024. The repurchase of the Company's common stock under the 2018 Repurchase Plan was all made in open market transactions. On February 19, 2024, the Board approved a $300 million share repurchase plan (the "2024 Share Repurchase Plan") which was in addition to the amount that remained available for repurchases under the 2018 Repurchase Plan. The repurchase of the Company's common stock under the 2024 Share Repurchase Plan are anticipated to be made in open market transactions, block transactions, privately negotiated purchase transactions or other purchase techniques at the discretion of management based upon consideration of market, business, legal, accounting, and other factors.

Dividends per share of common stock for 2024 and 2023 were $0.60 and $0.50, respectively. For the years ended December 31, 2024 and 2023, we paid $49.3 million and $42.2 million in dividends for each year, respectively.

During the year ended December 31, 2024, we repurchased 3,649,310 shares of common stock on the open market under the repurchase plans at an average price of $68.49 per share and at a cost of $252.2 million, including sales commissions, leaving approximately $234.9 million available for additional repurchases under the 2024 Repurchase Plan. The acquisition of these shares was accounted for under the treasury stock method.

NOTE 11 — REVENUE

Our revenue is primarily derived from the sale of inventory under long-term contracts with our customers. The majority of our revenue is recognized at a point in time. In instances where our customers acquire our goods related to government contracts, the contracts are typically subject to terms similar, or equal to, the Federal Acquisition Regulation Part 52.249-2, which contains a termination for convenience clause ("T for C") that requires the customer to pay for the cost of both the finished and unfinished goods at the time of cancellation plus a reasonable profit.

We recognize revenue over time for those contracts that have a T for C clause and where the products being produced have no alternative use. As our production cycle is typically nine months or less, it is expected that goods related to the revenue recognized over time will be shipped and billed within the next twelve months.

We disaggregate our revenue based on market for analytical purposes. The following table details our revenue by market for the years ended December 31, 2024, 2023 and 2022:

(In millions)	2024	2023	2022
Consolidated Net Sales	**$ 1,903.0**	$ 1,789.0	$ 1,577.7
Commercial Aerospace	**1,194.2**	1,068.2	911.8
Space & Defense	**569.5**	544.8	465.2
Industrial	**$ 139.3**	$ 176.0	$ 200.7

Revenue recognized over time gives rise to contract assets, which represent revenue recognized but unbilled. Contract assets are included in our Consolidated Balance Sheets as a component of current assets. The activity related to contract assets is as follows:

(In millions)	Composite Materials	Engineered Products	Total
Opening adjustment - January 1, 2022	$ 6.8	$ 23.7	$ 30.5
Net revenue billed	2.3	(0.8)	1.5
Balance at December 31, 2022	$ 9.1	$ 22.9	$ 32.0
Net revenue billed	(0.8)	(6.1)	(6.9)
Balance at December 31, 2023	$ 8.3	$ 16.8	$ 25.1
Net revenue billed	0.8	3.9	4.7
Balance at December 31, 2024	**$ 9.1**	**$ 20.7**	**$ 29.8**

Contract assets as of December 31, 2024, will be billed and reclassified to accounts receivable during 2025. Accounts receivable, net, includes amounts billed to customers where the right to payment is unconditional.

NOTE 12 — RESTRUCTURING

We recognized restructuring charges of $2.3 million for the year ended December 31, 2024 primarily related to severance. Anticipated future cash payments as of December 31, 2024 were $1.5 million.

We recognized restructuring charges of $0.8 million and $7.6 million for the years ended December 31, 2023 and December 31, 2022, respectively, primarily related to severance and asset impairments. Restructuring charges are recorded in Other Operating Expense on the Consolidated Statements of Operations.

(In millions)	Deember 31, 2023	Restructuring Charge	FX Impact	Cash Paid	Non-Cash	December 31, 2024
Employee termination	$ 1.2	$ 2.3	$ (0.2)	$ (2.2)	$ 0.4	$ 1.5
Impairment and other	—	—	—	—	—	—
Total	**$ 1.2**	**$ 2.3**	**$ (0.2)**	**$ (2.2)**	**$ 0.4**	**$ 1.5**

(In millions)	Deember 31, 2022	Restructuring Charge	FX Impact	Cash Paid	Non-Cash	December 31, 2023
Employee termination	$ 5.4	$ 0.5	$ —	$ (4.7)	$ —	$ 1.2
Impairment and other	—	0.3	—	—	(0.3)	—
Total	**$ 5.4**	**$ 0.8**	**$ —**	**$ (4.7)**	**$ (0.3)**	**$ 1.2**

(In millions)	Deember 31, 2021	Restructuring Charge	FX Impact	Cash Paid	Non-Cash	December 31, 2022
Employee termination	$ 9.0	$ 3.1	$ (0.3)	$ (6.4)	$ —	$ 5.4
Impairment and other	—	4.5	—	(2.2)	(2.3)	—
Total	**$ 9.0**	**$ 7.6**	**$ (0.3)**	**$ (8.6)**	**$ (2.3)**	**$ 5.4**

NOTE 13 — STOCK-BASED COMPENSATION

The following table details the stock-based compensation expense by type of award for the years ended December 31, 2024, 2023 and 2022:

(In millions)	2024	2023	2022
Non-qualified stock options	$ 4.6	$ 4.5	$ 5.4
Restricted stock, service based ("RSUs")	8.4	7.7	7.2
Restricted stock, performance based ("PRSUs")	8.4	8.0	6.7
Employee stock purchase plan	0.8	0.7	0.6
Stock-based compensation expense	$ 22.2	$ 20.9	$ 19.9
Tax benefit from stock exercised and converted during the period	$ 6.7	$ 2.5	$ 1.6

Non-Qualified Stock Options

Non-qualified stock options ("NQOs") have been granted to our employees and directors under our stock compensation plan. Options granted generally vest over three years and expire ten years from the date of grant.

A summary of option activity under the plan for the three years ended December 31, 2024 is as follows:

	Number of Options (In millions)	Weighted-Average Exercise Price	Remaining Contractual Life (in years)
Outstanding at December 31, 2021	1.7	$ 51.28	$ 6.3
Options granted	0.2	$ 52.17	$ —
Options exercised	(0.1)	$ 37.99	$ —
Outstanding at December 31, 2022	1.8	$ 52.01	$ 5.7
Options granted	0.2	$ 68.79	$ —
Options exercised	(0.2)	$ 42.95	$ —
Outstanding at December 31, 2023	1.8	$ 54.58	$ 5.4
Options granted	**0.3**	**$ 65.76**	**$ —**
Options exercised	**(0.3)**	**$ 45.53**	**$ —**
Outstanding at December 31, 2024	**1.8**	**$ 57.54**	**$ 5.0**

	Year Ended December 31,	
(In millions, except weighted average exercise price)	2024	2023
Aggregate intrinsic value of outstanding options	**$ 14.2**	$ 33.6
Aggregate intrinsic value of exercisable options	**$ 13.5**	$ 26.4
Total intrinsic value of options exercised	**$ 5.6**	$ 5.9
Total number of options exercisable	**1.3**	1.3
Weighted average exercise price of options exercisable	**$ 55.35**	$ 54.05
Total unrecognized compensation cost on non-vested options (a)	**$ 2.9**	$ 1.2

(a) Unrecognized compensation cost relates to non-vested stock options and is expected to be recognized over the remaining vesting period ranging from one year to three years.

Valuation Assumptions in Estimating Fair Value

We estimated the fair value of stock options at the grant date using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Risk-free interest rate	**3.98% - 4.53%**	3.51%	1.74%
Expected option life (in years)	**6.09**	6.05	6.03
Dividend yield	**0.9%**	0.7%	0.8%
Volatility	**33.23% - 34.53%**	37.14%	44.21%
Weighted-average fair value per option granted	**$ 24.32**	$ 26.81	$ 21.40

The weighted-average expected life is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. Expected volatility is calculated based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weigh both volatility inputs equally and utilize the average as the volatility input for the Black-Scholes calculation. The risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant and corresponding to the expected term.

Restricted Stock Units — Service Based

As of December 31, 2024, a total of 403,326 shares of service based restricted stock units were outstanding, which vest based on years of service under the 2003 and 2013 incentive stock plan. RSUs are granted to key employees, executives, and directors of the Company. The fair value of the RSU is based on the closing market price of the Company's common stock on the date of grant and is amortized on a straight-line basis over the requisite service period. The stock-based compensation expense recognized is based on an estimate of shares ultimately expected to vest, and therefore it has been reduced for estimated forfeitures. The total compensation expense related to awards granted to retirement-eligible employees is recognized on the grant date.

The table presented below provides a summary of the Company's RSU activity for the years ended December 31, 2024, 2023 and 2022:

	RSUs Number of (In millions)	Weighted-Average Fair Value Grant Date
Outstanding at December 31, 2021	0.5	$ 47.46
RSUs granted	0.1	$ 53.51
RSUs issued	(0.1)	$ 54.63
Outstanding at December 31, 2022	0.5	$ 46.93
RSUs granted	0.1	$ 67.69
RSUs issued	(0.1)	$ 53.05
Outstanding at December 31, 2023	0.5	$ 50.41
RSUs granted	**0.1**	**$ 66.02**
RSUs issued	**(0.2)**	**$ 48.22**
Outstanding at December 31, 2024	**0.4**	**$ 57.48**

As of December 31, 2024, there was total unrecognized compensation cost related to non-vested RSUs of $7.8 million, which is to be recognized over the remaining vesting period ranging from one year to three years.

Restricted Stock Units — Performance Based

As of December 31, 2024, a total of 424,438 shares of performance based restricted stock units were outstanding under the 2003 and 2013 incentive stock plan. The total amount of PRSUs that will ultimately vest is based on the achievement of various financial performance targets set forth by the Company's Compensation Committee on the date of grant. PRSUs are based on a three-year performance period. The stock-based compensation expense related to awards granted to retirement-eligible employees is expensed on the grant date and is trued up as projections change. The fair value of the PRSU is based on the closing market price of the Company's common stock on the date of grant and is amortized straight-line over the total three-year period. A change in the performance measure expected to be achieved is recorded as an adjustment in the period in which the change occurs.

The table presented below provides a summary, of the Company's PRSU activity, at original grant amounts, for the years ended December 31, 2024, 2023 and 2022:

	Number of PRSUs (In millions)	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2021	0.4	$ 57.19
PRSUs granted	0.1	$ 52.17
PRSUs issued	—	$ —
PRSUs cancelled	(0.1)	$ 65.56
Outstanding at December 31, 2022	0.4	$ 53.71
PRSUs issued	0.1	$ 68.79
PRSUs cancelled	—	$ —
PRSUs issued	(0.1)	$ 73.75
Outstanding at December 31, 2023	0.4	$ 53.19
PRSUs issued	0.3	$ 58.72
PRSUs cancelled	(0.3)	$ 45.05
PRSUs issued	—	$ —
Outstanding at December 31, 2024	**0.4**	**$ 62.56**

As of December 31, 2024, there was total unrecognized compensation cost related to non-vested PRSUs of $4.7 million, which is to be recognized over the remaining vesting period ranging from one year to three years. The final amount of compensation cost to be recognized is dependent upon our financial performance.

Stock-Based Compensation Cash Activity

During 2024, 2023, and 2022 cash received from stock option exercises was $7.1 million, $7.8 million and $3.0 million, respectively. We used $11.3 million, $3.2 million and $2.1 million in cash related to the shares withheld to satisfy employee tax obligations for RSUs and PRSUs converted during the years ended December 31, 2024, 2023 and 2022, respectively.

We classify the cash flows resulting from these tax benefits as financing cash flows. We either issue new shares of our common stock or utilize treasury shares upon the exercise of stock options or the conversion of stock units.

Shares Authorized for Grant

In 2019, an amendment to the Hexcel Corporation 2013 Incentive Stock Plan (the "Plan") was adopted that increased the number of shares of the Company's common stock authorized for issuance under the Plan by 3,300,000 shares. As of December 31, 2024, an aggregate of 1.8 million shares were authorized for future grant under our stock plan, which covers stock options, RSUs, PRSUs and at the discretion of Hexcel, could result in the issuance of other types of stock-based awards.

Employee Stock Purchase Plan ("ESPP")

The Company offers an ESPP, which allowed for eligible employees to contribute up to 10% of their base earnings, to a maximum of $25,000 in a calendar year, toward the quarterly purchase of our common stock at a purchase price equal to 85% of the fair market value of the common stock. There were 80,589, 73,809 and 74,664 ESPP shares purchased in 2024, 2023 and 2022, respectively.

NOTE 14 — NET INCOME PER COMMON SHARE

Computations of basic and diluted net income per common share for the years ended December 31, 2024, 2023 and 2022, are as follows:

(In millions, except per share data)	2024	2023	2022
Basic net income per common share:			
Net income	$ 132.1	$ 105.7	$ 126.3
Weighted average common shares outstanding	82.3	84.6	84.4
Basic net income per common share	$ 1.61	$ 1.25	$ 1.50
Diluted net income per common share:			
Weighted average common shares outstanding — Basic	82.3	84.6	84.4
Plus incremental shares from assumed conversions:			
Restricted stock units	0.4	0.5	0.4
Stock options	0.3	0.4	0.2
Weighted average common shares outstanding — Dilutive	83.0	85.5	85.0
Dilutive net income per common share	$ 1.59	$ 1.24	$ 1.49
Anti-dilutive shares outstanding, excluded from computation	0.9	0.3	0.8

NOTE 15 — DERIVATIVE FINANCIAL INSTRUMENTS

The Company had treasury lock agreements to protect against unfavorable movements in the benchmark treasury rate related to the issuance of our senior unsecured notes. These hedges were designated as cash flow hedges, thus any change in fair value was recorded as a component of other comprehensive income (loss). As part of the issuance of our senior notes, we net settled these derivatives for $10 million in cash and the deferred gains recorded in other comprehensive income (loss) will be released to interest expense over the life of the senior notes. The effect of these settled treasury locks reduces the effective interest rate on the senior notes by approximately 0.25%.

Cross Currency and Interest Rate Swap Agreements

In November 2020, we entered into a cross currency and interest rate swap which is designated as a cash flow hedge of a €270 million, 5-year amortizing, intercompany loan between one of our European subsidiaries and the U.S. parent company. Changes in the spot exchange are recorded to the general ledger and offset the fair value re-measurement of the hedged item. The net difference in the interest rates coupons is recorded as a credit to interest expense. The derivative swaps €270 million bearing interest at a fixed rate of 0.30% for $319.9 million at a fixed rate interest of 1.115%. The interest coupons settle semi-annually. The principal will amortize each year on November 15, as follows: for years 1 through 4, beginning November 15, 2021, €50 million versus $59.2 million, and a final settlement on November 15, 2025 of €70 million versus $82.9 million. The carrying value of the derivative at December 31, 2024 is a current asset of $9.5 million.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British pound sterling. We have entered into contracts to exchange U.S. dollars for Euros and British pound sterling through June 2027. The aggregate notional amount of these contracts was $386.4 million at December 31, 2024 and $393.3 million at December 31, 2023. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. The effective portion of the hedges was losses of $19.3 million, gains of $10.5 million and losses of $27.9 million, for the years ended December 31, 2024, 2023 and 2022, respectively, and are recorded in other comprehensive (loss) income.

The fair values of outstanding derivative financial instruments as of December 31, 2024 and December 31, 2023 were as follows:

(In millions)	Prepaid and Other Current Assets		Other Assets		Current Liabilities		Non-Current Liabilities	
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Derivative Products								
Foreign currency forward exchange contracts	**$ 1.5**	$ 4.8	**$ 0.1**	$ 5.5	**$ 6.8**	$ 3.2	**$ 5.2**	$ —
Undesignated hedges	**—**	—	**—**	—	**0.1**	1.4	**—**	—
Commodity swaps	**—**	0.5	**—**	0.2	**1.1**	1.5	**0.3**	0.2
Cross currency and interest rate swap	**13.9**	4.3	**—**	3.7	**—**	—	**—**	—
Total Derivative Products	**$ 15.4**	$ 9.6	**$ 0.1**	$ 9.4	**$ 8.0**	$ 6.1	**$ 5.5**	$ 0.2

During the years ended December 31, 2024 and 2023 the net impact for the hedges recognized in sales was a loss of $1.5 million and a loss of $10.9 million, respectively. For the two years ended December 31, 2024 and 2023, hedge ineffectiveness was immaterial.

In addition, we enter into foreign exchange forward contracts which are not designated as hedges. These are used to provide an offset to transactional gains or losses arising from the remeasurement of non-functional monetary assets and liabilities such as accounts receivable. The change in the fair value of the derivatives is recorded in the statement of operations. There are no credit contingency features in these derivatives. During the years ended December 31, 2024, 2023 and 2022, we recognized net foreign exchange gains of $4.0 million, $1.4 million, and $3.3 million, respectively, in the Consolidated Statements of Operations. The carrying amount of the contracts for asset and liability derivatives not designated as hedging instruments was $0.1 million of current liabilities on our Consolidated Balance Sheets at December 31, 2024.

The activity, net of tax, in accumulated other comprehensive loss related to foreign currency forward exchange contracts for the years ended December 31, 2024, 2023 and 2022 was as follows:

(In millions)	2024	2023	2022
Unrealized gain (loss) at beginning of period, net of tax	**$ 5.2**	$(10.5)	$ (3.5)
Loss reclassified to net sales	**1.1**	8.0	14.0
(Decrease) increase in fair value	**(14.2)**	7.7	(21.0)
Unrealized gain (loss) at end of period, net of taxes	**$ (7.9)**	$ 5.2	$(10.5)

Unrealized loss of $5.3 million recorded in accumulated other comprehensive loss, net of tax of $1.4 million, as of December 31, 2024 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. The impact of credit risk adjustments was immaterial for the three years.

Commodity Swap Agreements

We use commodity swap agreements to hedge against price fluctuations of raw materials, including propylene (the principal component of acrylonitrile). As of December 31, 2024, the Company had commodity swap agreements with a notional value of $19.0 million. The swaps mature monthly through December 2026. The swaps are accounted for as a cash flow hedge of our forward raw material purchases. To ensure the swaps are highly effective, all of the critical terms of the swap matched the terms of

the hedged items. The fair value of the commodity swap agreements was a liability of $1.3 million (of which $0.3 million was recorded in long term liabilities)) at December 31, 2024 and an asset of $0.7 million and a liability of $1.7 million (of which $0.2 million was recorded in long term liabilities) at December 31, 2023.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment and health and safety matters. While it is impossible to predict the ultimate resolution of litigation, investigations and claims asserted against us, we believe, based upon our examination of currently available information, our experience to date, and advice from legal counsel, that, after taking into account our existing insurance coverage and amounts already provided for, the currently pending legal proceedings against us will not have a material adverse impact on our consolidated results of operations, financial position or cash flows.

Environmental Matters

We have been named as a potentially responsible party ("PRP") with respect to the below and other hazardous waste disposal sites that we do not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund") allows for joint and several liability in certain circumstances, we could be responsible for all remediation costs at such sites, even if we are one of many PRPs. We believe, based on the amount and nature of the hazardous waste at issue, and the number of other financially viable PRPs at each site, that our liability in connection with such environmental matters will not be material.

Lower Passaic River Study Area

Hexcel together with approximately 48 other PRPs that comprise the Lower Passaic Cooperating Parties Group (the "CPG"), are subject to a May 2007 Administrative Order on Consent ("AOC") with the EPA requiring the CPG to perform a Remedial Investigation/Feasibility Study of environmental conditions of a 17-mile stretch of the Passaic River in New Jersey (the "Lower Passaic River"). We were included in the CPG based on our operations at our former manufacturing site in Lodi, New Jersey.

In March 2016, the EPA issued a Record of Decision ("ROD") setting forth the EPA's selected remedy for the lower eight miles of the Lower Passaic River at an expected cost ranging from $0.97 billion to $2.07 billion. In August 2017, the EPA appointed an independent third-party allocation expert to make recommendations on the relative liability of approximately 120 identified non-government PRPs for the lower eight miles of the Lower Passaic River. In December 2020, the allocator issued its non-binding report on PRP liability (including Hexcel's) to the EPA. In October 2021, the EPA released a ROD selecting an interim remedy for the upper nine miles of the Lower Passaic River at an expected additional cost ranging from $308.7 million to $661.5 million.

October 2016, pursuant to a settlement agreement with the EPA, Occidental Chemical Corporation ("OCC"), one of the PRPs, commenced performance of the remedial design required by the ROD for the lower eight miles of the Lower Passaic River, reserving its right of cost contribution from all other PRPs. In June 2018, OCC filed suit against approximately 120 parties, including Hexcel, in the U.S. District Court of the District of New Jersey seeking cost recovery and contribution under CERCLA related to the Lower Passaic River. In July 2019, the court granted in part and denied in part the defendants' motion to dismiss. In August 2020, the court granted defendants' motion for summary judgment for certain claims. Discovery for the remaining claims has been stayed indefinitely based on agreement of the parties. On February 24, 2021, Hexcel and certain other defendants filed a third-party complaint against the Passaic Valley Sewerage Commission and certain New Jersey municipalities seeking recovery of Passaic-related cleanup costs incurred by defendants, as well as contribution for any cleanup costs incurred by OCC for which the court deems the defendants liable. In March 2023, the EPA issued a Unilateral Administrative Order ("UAO") to OCC ordering OCC to commence remedial design work for the interim remedy for the cleanup of the upper nine miles of the Lower Passaic River. On March 24, 2023, OCC filed suit against Hexcel and approximately 38 other parties claiming cost recovery under CERCLA for future costs related to its compliance with the UAO. On January 5, 2024, the U.S. District Court stayed the foregoing claim initiated by OCC until the completion of the Passaic-related Consent Decree process.

On December 16, 2022, the EPA lodged a Consent Decree with the U.S. District Court for the District of New Jersey requesting court approval of a $150 million settlement of the EPA's CERCLA claims against Hexcel and 83 other PRPs for costs related to alleged contamination of the upper and lower portions of the Lower Passaic River. The 84 PRPs have collectively placed $150 million in escrow, pending District Court approval of the Consent Decree. In December 2024, the District Court granted the issuance of the Consent Decree, however, this decision has been appealed.

Environmental remediation reserve activity for the three years ended December 31, was as follows:

(In millions)	2024	2023	2022
Beginning remediation accrual balance	$ 0.7	$ 0.8	$ 2.1
Current period expenses	—	0.3	—
Cash expenditures	(0.4)	(0.4)	(1.3)
Ending remediation accrual balance	$ 0.3	$ 0.7	$ 0.8

Summary of Environmental Reserves

Our estimate of liability as a PRP and our remaining costs associated with our responsibility to remediate the Lower Passaic River and other sites are accrued in the Consolidated Balance Sheets. As of December 31, 2024 and December 31, 2023, our aggregate environmental related accruals were $0.3 million and $0.7 million, respectively. These amounts were included in non-current liabilities.

These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

Product Warranty

Warranty expense for the years ended December 31, 2024, 2023 and 2022 and accrued warranty cost, included in "other accrued liabilities" in the Consolidated Balance Sheets were as follows:

(In millions)	Product Warranties
Balance as of December 31, 2021	$ 2.5
Warranty expense	3.3
Deductions and other	(2.7)
Balance as of December 31, 2022	$ 3.1
Warranty expense	3.3
Deductions and other	(3.6)
Balance as of December 31, 2023	$ 2.8
Warranty expense	2.9
Deductions and other	(3.3)
Balance as of December 31, 2024	$ 2.4

Purchase Obligations

At December 31, 2024, purchase commitments were $15.1 million for 2025, $11.2 million for 2026, $8.9 million for 2027, $6.2 million for 2028, $5.5 million for 2029, and $42.0 million thereafter.

NOTE 17 — ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income represents net income and other gains and losses affecting stockholders' equity that are not reflected in the Consolidated Statements of Operations.

The components of accumulated other comprehensive loss as of December 31, 2024 and 2023 were as follows:

(In millions)	Unrecognized Net Defined Benefit Plan Costs	Change in Fair Value of Derivatives Products	Foreign Currency Translation	Total
Balance at December 31, 2022	$ (49.1)	$ (15.4)	$ (109.9)	$ (174.4)
Other comprehensive income (loss) before reclassifications	(4.2)	8.6	29.1	33.5
Amounts reclassified from accumulated other comprehensive loss	54.3	12.5	—	66.8
Other comprehensive income (loss)	50.1	21.1	29.1	100.3
Balance at December 31, 2023	$ 1.0	$ 5.7	$ (80.8)	$ (74.1)
Other comprehensive (loss) income before reclassifications	**(1.4)**	**(16.1)**	**(29.1)**	**(46.6)**
Amounts reclassified from accumulated other comprehensive loss	**(0.3)**	**6.0**	**—**	**5.7**
Other comprehensive loss	**(1.7)**	**(10.1)**	**(29.1)**	**(40.9)**
Balance at December 31, 2024	**$ (0.7)**	**$ (4.4)**	**$ (109.9)**	**$ (115.0)**

The amount of net (gains) losses reclassified to earnings from the unrecognized net defined benefit and postretirement plan costs and derivative products components of accumulated other comprehensive loss for the years ended December 31, 2024, 2023 and 2022 were as follows:

(In millions)	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022	
	Pre-tax (gain) loss	Net of tax (gain) loss	Pre-tax (gain) loss	Net of tax (gain) loss	Pre-tax (gain) loss	Net of tax (gain) loss
Defined Benefit and Postretirement Plan Costs	**$ (0.4)**	**$ (0.3)**	$ 72.3	$ 54.3	$ 2.4	$ 1.9
Derivative Products						
Foreign currency forward exchange contracts	**1.5**	**1.1**	10.9	8.0	18.7	14.0
Commodity swaps	**0.7**	**0.5**	5.3	4.0	2.0	1.5
Interest rate swaps	**5.7**	**4.4**	0.7	0.5	(21.9)	(16.9)
Total Derivative Products	**$ 7.9**	**$ 6.0**	$ 16.9	$ 12.5	$ (1.2)	$ (1.4)

NOTE 18 — SEGMENT INFORMATION

In November 2023, the FASB amended the guidance in ASC 280, *Segment Reporting* by issuing ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which updated the disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The Company adopted this guidance in the fourth quarter of 2024.

We report two segments, Composite Materials and Engineered Products. Corporate and certain other expenses are not allocated to the segments, except to the extent that the expense can be directly attributable to the segment. Corporate & Other is shown to reconcile to Hexcel's consolidated results. Hexcel's Chief Executive Officer & President, Tom Gentile, is the Company's Chief Operating Decision-Maker ("CODM"). He assesses the performance of the Company's entire business, as well as the individual segments, and is the ultimate decision maker in allocating resources within the Company. The CODM has leadership teams, organized along the various functions/lines of our business, with whom he regularly reviews and assesses segment operations and performance.

The financial results for our segments are prepared using a management approach, which is consistent with the basis and manner in which we internally segregate financial information for the purpose of assisting in making internal operating decisions. We evaluate the performance of our segments based on operating income, and generally account for intersegment sales based on arm's length prices. Specifically, the CODM uses operating income to evaluate income generated from segment assets (return on assets) and to make decisions such as whether and where to reinvest profits back into the business.

In addition to the product line-based segmentation of our business, we also monitor sales into our principal end markets as a means to understanding demand for our products.

The following tables present financial information on our segments as of December 31, 2024, 2023 and 2022 and for the years then ended.

(In millions)	Composite Materials	Engineered Products	Corporate & Other	Total
Year Ended December 31, 2024				
Net sales to external customers	$ 1,531.0	$ 372.0	$ —	$ 1,903.0
Intersegment sales	90.0	1.2	(91.2)	—
Total sales	1,621.0	373.2	(91.2)	1,903.0
Cost of sales	1,218.8	299.5	(85.1)	1,433.2
Gross margin	402.2	73.7	(6.1)	469.8
Selling, general and administrative expenses	98.3	21.7	56.6	176.6
Research and technology expenses	48.1	4.7	4.3	57.1
Other operating expense	40.8	7.7	1.5	50.0
Operating income (loss)	$ 215.0	$ 39.6	$ (68.5)	$ 186.1
Year Ended December 31, 2023				
Net sales to external customers	$ 1,474.2	$ 314.8	$ —	$ 1,789.0
Intersegment sales	70.6	2.4	(73.0)	—
Total sales	1,544.8	317.2	(73.0)	1,789.0
Cost of sales	1,165.1	261.1	(70.4)	1,355.8
Gross margin	379.7	56.1	(2.6)	433.2
Selling, general and administrative expenses	95.5	19.0	49.3	163.8
Research and technology expenses	45.1	4.1	3.5	52.7
Other operating expense	1.2	0.2	—	1.4
Operating income (loss)	$ 237.9	$ 32.8	$ (55.4)	$ 215.3
Year Ended December 31, 2022				
Net sales to external customers	$ 1,279.7	$ 298.0	$ —	$ 1,577.7
Intersegment sales	66.3	2.8	(69.1)	—
Total sales	1,346.0	300.8	(69.1)	1,577.7
Cost of sales	1,039.6	244.0	(63.0)	1,220.6
Gross margin	306.4	56.8	(6.1)	357.1
Selling, general and administrative expenses	82.8	15.7	49.5	148.0
Research and technology expenses	37.9	4.5	3.4	45.8
Other operating expense	7.5	—	(19.4)	(11.9)
Operating income (loss)	$ 178.2	$ 36.6	$ (39.6)	$ 175.2

(In millions)	Composite Materials	Engineered Products	Corporate & Other	Total
Depreciation and amortization				
2024	**$ 109.1**	**$ 14.9**	**$ —**	**$ 124.0**
2023	110.4	14.4	0.0	124.8
2022	112.0	14.1	0.1	126.2
Equity in earnings (losses) from affiliated companies				
2024	**$ —**	**$ —**	**$ —**	**$ —**
2023	—	8.1	—	8.1
2022	—	8.1	—	8.1
Segment assets				
2024	**$ 2,147.6**	**$ 541.4**	**$ 36.6**	**$ 2,725.6**
2023	2,309.3	543.1	66.1	2,918.5
2022	2,269.4	523.2	44.7	2,837.3
Investments in affiliated companies				
2024	**$ —**	**$ —**	**$ 5.0**	**$ 5.0**
2023	—	—	5.0	5.0
2022	1.5	38.6	7.5	47.6
Accrual basis additions to property, plant and equipment				
2024	**$ 67.1**	**$ 14.0**	**$ —**	**$ 81.1**
2023	70.9	50.7	—	121.6
2022	58.3	11.4	0.1	69.8
Stock-based compensation				
2024	**$ 6.1**	**$ 1.5**	**$ 14.6**	**$ 22.2**
2023	6.2	1.7	13.0	20.9
2022	5.8	1.6	12.6	20.0

Geographic Data

Net sales and long-lived assets, by geographic area, consisted of the following for the three years ended December 31, 2024, 2023 and 2022:

(In millions)	2024	2023	2022
Net Sales by Geography (a):			
United States	$ 955.8	$ 888.2	$ 819.4
International			
France	340.8	320.4	235.9
Spain	199.4	183.2	158.9
Germany	149.2	153.6	138.6
United Kingdom	167.8	150.4	119.0
Austria	38.1	56.1	72.8
Other	51.9	37.1	33.1
Total international	947.2	900.8	758.3
Total consolidated net sales	$ 1,903.0	$ 1,789.0	$ 1,577.7
Net Sales to External Customers (b):			
United States	$ 779.9	$ 737.5	$ 667.7
International			
Germany	141.0	141.2	122.3
France	170.1	174.7	143.4
Spain	147.7	138.1	124.7
United Kingdom	66.7	65.3	51.1
Other	597.6	532.2	468.5
Total international	1,123.1	1,051.5	910.0
Total consolidated net sales	$ 1,903.0	$ 1,789.0	$ 1,577.7
Long-lived Assets (c):			
United States	$ 1,363.8	$ 1,410.3	$ 1,420.9
International			
France	294.8	322.7	318.1
United Kingdom	99.8	107.2	107.5
Spain	42.4	45.5	45.8
Other	58.2	73.6	71.2
Total international	495.2	549.0	542.6
Total consolidated long-lived assets	$ 1,859.0	$ 1,959.3	$ 1,963.5

(a)   Net sales by geography based on the location in which the product sold was manufactured.
(b)   Net sales to external customers based on the location to which the product sold was delivered.
(c)   Long-lived assets primarily consist of property, plant and equipment, net and goodwill at December 31, 2024, 2023 and 2022. Also included are right of use assets related to operating leases.

Significant Customers and Suppliers

Approximately 40%, 39% and 38% of our 2024, 2023 and 2022 net sales, respectively were to Airbus and its subcontractors and approximately 15%, 15% and 14% of our 2024, 2023 and 2022 net sales, respectively were to Boeing and its subcontractors.

NOTE 19 — FAIR VALUE MEASUREMENTS

The fair values of our financial instruments are classified into one of the following categories:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

- Level 2: Observable inputs other than quoted prices in active markets but corroborated by market data.

- Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as consider our own and counterparty credit risk.

For derivative assets and liabilities that utilize Level 2 inputs, we prepare estimates of future cash flows of our derivatives, which are discounted to a net present value. The estimated cash flows and the discount factors used in the valuation model are based on observable inputs and incorporate non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of Hexcel when the derivative is in a net liability position). In addition, the fair value of these derivative contracts, which are subject to a master netting arrangement under certain circumstances, is presented on a gross basis in the Consolidated Balance Sheet.

Below is a summary of valuation techniques for all Level 2 financial assets and liabilities:

- Cross Currency and Interest Rate Swap Agreements — valued using the USD Secured Overnight Financing Rate ("SOFR") curves and quoted forward foreign exchange prices at the reporting date.

- Foreign exchange derivative assets and liabilities — valued using quoted forward foreign exchange prices at the reporting date.

- Commodity swap agreements — valued using quoted forward commodity prices at the reporting date.

For more information regarding fair values for our financial assets and liabilities, see Note 15, Derivative Financial Instruments, to the accompanying consolidated financial statements of this Annual Report.

Counterparties to the above contracts are highly rated financial institutions, none of which experienced any significant downgrades in 2024 that would reduce the receivable amount owed, if any, to the Company.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Hexcel management has prepared and is responsible for the consolidated financial statements and the related financial data contained in this report. These financial statements, which include estimates, were prepared in accordance with accounting principles generally accepted in the United States of America. Management uses its best judgment to ensure that such statements reflect fairly the consolidated financial position, results of operations and cash flows of the Company.

The Audit Committee of the Board of Directors reviews and monitors the consolidated financial statements and accounting policies of Hexcel. These financial statements and policies are reviewed regularly by management and such financial statements are audited by our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee, composed solely of outside directors, meets periodically, separately, and jointly, with management and the independent registered public accounting firm.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Hexcel management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Hexcel management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

The effectiveness of Hexcel's internal control over financial reporting, as of December 31, 2024, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report that appears on page 61.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hexcel Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hexcel Corporation and Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter	The Company's revenue was $1,903 million for the year ended December 31, 2024. As explained in Notes 1 and 11 to the consolidated financial statements, revenue is predominately derived from a single performance obligation under long-term agreements with customers and pricing is fixed and determinable. The majority of revenue is recognized at a point in time when the customer has obtained control of the product.
	The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is the extensive audit effort in performing procedures related to the Company's revenue recognition.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to revenue recognition.
	Our procedures included, among others, (i) assessing the completeness, accuracy, and existence of revenue recognized by testing the correlation of revenue to accounts receivable and cash, (ii) testing a sample of revenue transactions by obtaining and inspecting source documents, including purchase orders, invoices, proof of shipment and cash receipts and (iii) confirming a sample of outstanding customer invoice balances, and for confirmations not returned, obtaining and inspecting source documents, including invoices, proof of shipment, and subsequent cash receipts, where applicable. We also evaluated the Company's revenue recognition disclosures included in Notes 1 and 11.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

Stamford, Connecticut
February 5, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Hexcel Corporation

Opinion on Internal Control over Financial Reporting

We have audited Hexcel Corporation and Subsidiaries internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hexcel Corporation and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the " consolidated financial statements") and our report dated February 5, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Stamford, Connecticut
February 5, 2025

Comparison of Five-Year Cumulative Total Shareholder[1] Return—December 2019 through December 2024

Hexcel Corporation, S&P Aerospace and Defense Select Index, S&P MidCap 400, and the 2024 Custom Peer Group



- ● Hexcel Corporation
- ◇ Aerospace Select
- ◆ S&P Mid Cap 400
- ● 2024 Custom Peer Group

Date	Hexcel Corporation	S&P Aerospace & Defense Select Index	S&P MidCap 400	2024 Custom Peer Group
December 2019	$100.00	$100.00	$100.00	$100.00
December 2020	$66.30	$106.45	$113.66	$109.91
December 2021	$70.82	$109.35	$141.80	$137.44
December 2022	$81.02	$104.16	$123.28	$129.01
December 2023	$102.28	$129.25	$143.54	$146.42
December 2024	$87.77	$159.71	$163.54	$159.36

(1) Total shareholder return assuming $100 invested on December 31, 2019 and reinvestment of dividends on daily basis.

HEXCEL CORPORATION

BOARD OF DIRECTORS

Thomas C. Gentile III
Chairman of the Board,
Chief Executive Officer & President
Hexcel Corporation

Jeffrey C. Campbell**
Retired Vice Chairman &
Chief Financial Officer
American Express Company
Audit Committee
Nominating, Governance and
Sustainability Committee

James J. Cannon
President & Chief Executive Officer
AM General, LLC
Compensation Committee

Cynthia M. Egnotovich
Retired President
Aerospace Systems Customer Service
United Technologies Corp.
Nominating, Governance and
Sustainability Committee*
Audit Committee

Thomas A. Gendron
Retired Chairman, CEO & President
Woodward, Inc.
Compensation Committee

Guy C. Hachey
Retired President & COO
Bombardier Aerospace
Compensation Committee*

Dr. Patricia A. Hubbard
Senior Vice President &
Chief Technology Officer
Cabot Corporation
Nominating, Governance and
Sustainability Committee

David H. Li
Retired Chief Executive Officer
and President
CMC Materials, Inc.
Compensation Committee

Nick L. Stanage
Retired Executive Chairman,
Chief Executive Officer and President
Hexcel Corporation

Catherine A. Suever
Retired Executive Vice President –
Finance and Administration
& Chief Financial Officer
Parker Hannifin Corporation
Audit Committee*
Compensation Committee

* Denotes Committee Chair
** Denotes Lead Director

OFFICERS

Thomas C. Gentile III
Chairman of the Board,
Chief Executive Officer & President

Patrick Winterlich
Executive Vice President,
Chief Financial Officer

Gail E. Lehman
Executive Vice President,
Chief Legal & Sustainability
Officer & Secretary

Gina Fitzsimons
Executive Vice President,
Chief Human Resources and
Communications Officer

Thierry Merlot
President, Aerospace – Europe,
Asia Pacific, Middle East,
Africa & Industrial

Amy S. Evans
Senior Vice President,
Chief Accounting Officer

Ben Lei
Vice President, Treasurer

CORPORATE INFORMATION

Executive Offices
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901-3238
(203) 969-0666
www.hexcel.com

INVESTOR RELATIONS

To receive Hexcel's 10-K and other financial
publications free of charge, please contact
the Investor Relations Department at
InvestorRelations@hexcel.com.

TRANSFER AGENT & REGISTRAR

Equiniti Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Phone: (800) 937-5449
HelpAST@equiniti.com

STOCK EXCHANGE

Hexcel common stock is listed on the
New York Stock Exchange under the
symbol HXL.

EQUAL OPPORTUNITY EMPLOYER

It is the policy and practice of Hexcel to
provide equal employment opportunity
to all job applicants and employees and
to not discriminate against applicants or
employees based on race, color, religion,
sex, sexual orientation, gender identity,
age, national origin, physical or mental
disability, status as a disabled veteran or
veteran of the Vietnam era, or any other
protected class.

ABOUT HEXCEL

Hexcel Corporation is a global leader in advanced lightweight composite technology.
We propel the future of flight and transportation through excellence in providing innovative
high-performance material solutions that are lighter, stronger and tougher, helping create
a better world for us all. Our broad and unrivaled product range includes carbon fiber,
specialty reinforcements, prepregs and other fiber-reinforced matrix materials, honeycomb,
resins, engineered core and composite structures for use in commercial aerospace, space
and defense, and industrial applications.

Stock Price (at close)	2024	2023	2022
High	$77.05	$78.04	$64.32
Low	$58.56	$58.91	$48.77

HEXCEL®